14005354

No Act
PE 12/19/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 06 2014
Washington, DC 20549

February 6, 2014

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 2-6-14

William P. Rogers, Jr.
Cravath, Swaine & Moore LLP
wrogers@cravath.com

Re: International Business Machines Corporation
Incoming letter dated December 19, 2013

Dear Mr. Rogers:

This is in response to your letter dated December 19, 2013 concerning the shareholder proposal submitted to IBM by Peter W. Lindner. We also have received a letter from the proponent dated January 23, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Peter W. Lindner
*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated December 19, 2013

The proposal relates to electronically stored information and other matters.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Peter Lindner

From: "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
Date: Thursday, January 23, 2014 11:40 AM
To: "Peter Barbur" <PBarbur@cravath.com>
Cc: "Andrew Bonzani Esq." <abonzani@us.ibm.com>; <cfletters@sec.gov>
Attach: Fidelity NetBenefits IBM Stock 22Jan2014 $4k of 524 shares.pdf; Fidelity NetBenefits IBM Stock 22Jan2014 22 equivalent shares.pdf
Subject: IBM: My shareholder proposal for 2014 - This confirms I have over $2k in IBM shares

To: IBM Secretary Andrew Bonzani, & IBM Lawyer Peter Barbur of Cravath Swain
And SEC

Peter & Andrew:

Your filing with the SEC says I don't have the required dollar amount of IBM shares. This shows that I do, with 524 IBM Shares in my 401K+ and it is equivalent to 22 shares, at $182.250 values at $2,345.35.

Please confirm this to me and the SEC.

This meets the requirements, and my proposal has to do with human rights / discrimination of employees and shareholders, which is a suitable topic for shareholder proposals.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Pages 5 through 7 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

CRAVATH, SWAINE & MOORE LLP

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WRITER'S DIRECT DIAL NUMBER

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RECEIVED
2013 DEC 20 PM 4: 05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 19, 2013

<u>International Business Machines Corporation</u>
<u>Shareholder Proposal of Peter W. Lindner</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

Ladies and Gentlemen:

I am writing on behalf of our client, International Business Machines Corporation, a New York corporation ("IBM" or the "Company"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that IBM may exclude a shareholder proposal and supporting statement (the "Proposal") submitted by Mr. Peter W. Lindner ("Mr. Lindner" or the "Proponent") from the proxy materials to be distributed by IBM in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials"). A copy of the Proposal is attached to this letter as <u>Exhibit A</u>. IBM has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company and to Stuart Moskowitz, Senior Counsel of the Company.

THE PROPOSAL

The text of the Proponent's Proposal is set forth in <u>Exhibit A</u>.

BASES FOR EXCLUSION

On behalf of the Company, we hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2014 proxy materials pursuant to:

- Rules 14a-8(b) and (f), because the Proponent failed to provide the requisite proof of continuous share ownership after receiving notice of such deficiency;
- Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal claim or grievance against the Company (the Company also requests Cabot relief with respect to future submissions of the same or similar proposals);
- Rule 14a-8(i)(7), because the Proposal relates to the ordinary business operations of the Company;
- Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under New York law.

Background

The Proposal represents a continuation of a long string of litigation, correspondences and shareholder proposals Mr. Lindner has filed with IBM, the Commission and the Federal courts relating to this very same subject matter: his own prior litigation with IBM and his dispute over the production of electronically stored information ("ESI") in that case. The body of the proposal itself reflects the personal grievance at the core of this improper submission: "Mr. Lindner knows from experience in his case 06cv3834 *Lindner v. IBM, Heather Christo, Bob Vanderheyden, et al.* that he was NOT given computer readable files, and asserts moreover, that a critical file was intentionally omitted." Mr. Lindner's suit against IBM commenced in 2006, and this is the fifth (5th) consecutive year Mr. Lindner has filed shareholder proposals on the ESI issue.[1] Like his prior proposals, this submission should be excluded from IBM's 2014 proxy materials.

The Proponent submitted the Proposal to the Company in a letter via fax on October 27, 2013 that was received by the Company on that same day. The Proponent's submission did not provide verification of the Proponent's continuous ownership of the requisite number of IBM shares for one year. The Company reviewed its stock records, which only indicated that the Proponent was the record owner of 2.019 shares of the Company's stock. Accordingly, the Company sent the Proponent a letter dated November 8, 2013, which was mailed on that day via Priority Mail, notifying the Proponent of this procedural deficiency (the "Deficiency Notice"). In the Deficiency Notice, attached as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiency. The Deficiency Notice specifically requested that the Proponent submit verification from the record owner of the shares that the Proponent has beneficially owned the requisite number of IBM shares continuously for the one-year period ending October 27, 2013, the date the Proposal was submitted, and informed the Proponent that his response must be sent within fourteen (14) calendar days from the date the Proponent received the Deficiency Notice.

As suggested in Section G.3 of Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8, Staff Legal Bulletin No. 14F (Oct. 18, 2011) and Staff Legal Bulletin No. 14G (Oct. 16, 2012). The Company's records confirm delivery of the Deficiency Notice by the US Postal Service on November 9, 2013; a copy of such confirmation is attached as Exhibit C.

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[1] The Proponent's earliest correspondences to the Corporate Secretary's Office resulted in a shareholder proposal in connection with the 2010 proxy statement, the omission of which was approved by the Staff under Rule 14a-8(e)(2). See International Business Machines Corporation (Feb. 22, 2010, reconsideration denied, Mar. 24, 2010). In each of the next three proxy seasons, similar proposals were submitted by Mr. Lindner, and appropriate relief was granted by the Staff, permitting the Company to exclude similar proposals in connection with the Company's 2011, 2012 and 2013 proxy statements. See International Business Machines Corporation (Dec. 28, 2010) (relief granted by Staff under Rules 14a-8(b) and 14a-8(f)); International Business Machines Corporation (Jan. 30, 2012) (relief granted by Staff under Rule 14a-8(e)(2)); and International Business Machines Corporation (Dec. 21, 2012) (relief granted by Staff under Rule 14a-8(e)(2)).

By fax dated November 9, 2013, the Proponent sent a letter in response (the "Response") to the Deficiency Notice, a copy of which is attached as Exhibit D.[2] The Response consisted of a cover letter written by the Proponent stating that he had held sufficient IBM stock for the requisite period of time and copies of the following documentation printed from Fidelity's website: (i) a "Summary" page (the "401(k) Account Statement") relating to the Proponent's interest in the IBM 401(k) Plus Plan (the "401(k) Plan"); and (ii) a "Retirement Savings Statement" page (the "Retirement Savings Statement", and together with the "401(k) Account Statement", the "Account Statements") relating to his interest in the 401(k) Plan. The Company has received no further correspondence from the Proponent regarding either the Proposal or the Proponent's ownership of IBM shares.

Analysis

I. THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(f)(1) BECAUSE THE PROPONENT FAILED TO PROVIDE SUFFICIENT DOCUMENTARY SUPPORT TO SATISFY THE OWNERSHIP REQUIREMENT UNDER RULE 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal, for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

According to the Company's transfer agent, on October 27, 2013, the Proponent was a registered holder of 2.019 shares of Company stock. These shares, which as of October 27, 2013, the date of submission, had a market value totaling approximately $390.00, are not sufficient to meet the requirement that the Proponent continuously hold $2,000 in market value of IBM stock for the requisite period of time.[3] The Company sought verification from the Proponent of his beneficial ownership of additional shares by sending the Deficiency Notice. The Deficiency Notice informed the Proponent that his registered holdings did not establish the required ownership and therefore he would need to establish beneficial ownership of additional shares sufficient to reach the $2,000 threshold. The Deficiency Notice further explained that to the extent he does own additional shares he owns them beneficially and is not the registered holder. Accordingly, to substantiate the required share ownership, the Proponent was required under Rule 14a-8(b) to submit to IBM a written statement from the record holder of the Company's shares of common stock verifying that, at the time the Proponent submitted the Proposal, the Proponent had continuously beneficially held the requisite number of shares of IBM's common stock for at least the required one-year period.

The Account Statements do not satisfy the requirements of Rule 14a-8(b)(1) because they fail to establish one-year continuous ownership of the Company's securities. In Section C.1.c(2) and (3) of SLB 14, the Staff addressed whether periodic investment statements, like the Account Statements, could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**

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[2] The Proponent also emailed a copy of this letter to Mr. Peter Barbur of Cravath, Swaine and Moore LLP, the firm that represents IBM in connection with Mr. Lindner's grievances. A copy of such email appears in Exhibit D.

[3] To calculate the value of these shares for purposes of determining requisite ownership, the Company looked at the highest selling price of IBM stock in the 60 calendar days prior to October 27, 2013, the date of the Proposal's submission. Since the highest selling price of IBM stock during that period was $194.42 per share (on September 18, 2013), the total value of the Proponent's shares held of record on that day was $392.43. Accordingly, the Company can be certain that at least for that 60-day period during the one-year period ending on October 27, 2013, the value of the Proponent's holdings of record was substantially less than the $2,000 in market value of stock required by Rule 14a-8(b)(1).

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.

(Emphasis in original.)

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Consistent with the foregoing, the Staff has on numerous occasions permitted exclusion of proposals on the grounds that the brokerage statement or account statement submitted in support of a proponent's ownership was insufficient proof of such ownership under Rule 14a-8(b).[4]

In this case,

(1) the 401(k) Account Statement only verifies beneficial ownership of IBM common stock (via the IBM Common Stock Fund) in the Proponent's 401(k) Plan as of November 8, 2013. It does not establish <u>any</u> ownership of IBM common stock on October 27, 2013 or any earlier date.

(2) The Retirement Savings Statement only shows the Proponent's 401(k) Plan holdings for November 8, 2011 through November 7, 2013, without identifying the underlying securities beneficially owned. Importantly, the Retirement Savings Plan consists of over 200 individual funds. The IBM Common Stock Fund is only one of those funds. The Retirement Savings Statement does not identify the fund or funds, or underlying securities, in which the Proponent had investments during the period covered by the Statement. As a result, the Retirement Savings Statement fails to show that the Proponent owned <u>any</u> IBM common stock on <u>any</u> date during the period, much less continuous ownership of IBM common stock over the year preceding October 27, 2013.

If the Proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that the Company may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto within fourteen

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[4] See, e.g., <u>Rite Aid Corporation</u> (Feb. 14, 2013) (account statement failed to demonstrate one-year continuous ownership); <u>E.I. du Pont de Nemours and Co.</u> (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); <u>Verizon Communications Inc.</u> (Jan. 25, 2008) (broker's letter which provided current ownership of shares and original date of purchase was insufficient proof of ownership); <u>General Motors Corp.</u> (Apr. 5, 2007) (account summary was insufficient verification of continuous ownership); <u>Yahoo! Inc.</u> (Mar. 29, 2007) (account statements, trade confirmations, email correspondence, webpage printouts and other selected account information was insufficient to specifically verify continuous ownership); <u>General Electric Co.</u> (Jan. 16, 2007) (brokerage statement was insufficient to prove continuous ownership); <u>Sky Financial Group</u> (Dec. 20, 2004, recon. denied Jan. 13, 2005) (monthly brokerage account statement was insufficient proof of ownership); <u>International Business Machines Corp.</u> (Jan. 11, 2005) (pages from quarterly 401(k) plan account statements was insufficient proof of ownership); <u>Bank of America Corp.</u> (Feb. 25, 2004) (monthly brokerage account statement was insufficient proof of ownership); <u>RTI International Metals, Inc.</u> (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership); <u>International Business Machines Corporation</u> (Jan. 7, 2004) (defective broker letter); <u>International Business Machines Corporation</u> (Jan. 22, 2003, reconsideration denied February 26, 2003) (broker letter insufficient); <u>International Business Machines Corporation</u> (Jan. 7, 2002) (broker letter insufficient); <u>Oracle Corporation</u> (Jun. 22, 2001) (broker letter insufficient); <u>Bank of America</u> (Feb. 12, 2001) (broker letter insufficient); <u>Eastman Kodak Company</u> (Feb. 7, 2001) (statements deemed insufficient); <u>Bell Atlantic Corporation</u> (Jul. 21, 1999) (proponent's brokerage documentation found by Staff insufficient to prove continuous beneficial ownership); <u>Skaneateles Bancorp, Inc.</u> (Mar. 8, 1999) (letter by proponent as to stock ownership coupled with broker letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); see generally <u>XM Satellite Radio Holdings Inc.</u> (Mar. 28, 2006) (submission of 1099's, an E-trade statement and computer printouts insufficient proof); <u>General Motors Corporation</u> (Mar. 24, 2006) (Ameritrade portfolio report insufficient); and <u>American International Group, Inc.</u> (Mar. 15, 2006) (monthly ownership statements from the Proponent's broker not equivalent to a Broker's statement needed to prove continuous beneficial ownership).

(14) calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. The Company sought verification of share ownership from the Proponent by sending the Deficiency Notice on November 8, 2013, which was within fourteen (14) calendar days of the Company's October 27, 2013 receipt of the Proposal. The Company did not receive the requisite proof of ownership from the Proponent. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(l).

II. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(4) AS IT RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE COMPANY.

Rule 14a-8(i)(4) permits exclusion of a proposal that (i) relates to the redress of a personal claim or grievance against a company, or (ii) is designed to result in a benefit to the proponent or to further a personal interest of a proponent which is not shared by the other shareholders at large. The Proposal emanates directly out of the Proponent's personal issues and litigations he has had against the Company ever since his termination from IBM.

As set out above, the Proposal represents a continuation of a long string of litigation, correspondences and shareholder proposals Mr. Lindner has filed with IBM, the Commission and the Federal courts relating to his own prior litigation with IBM over his termination of employment and his dispute over the production of ESI in that case.

Many years and multiple litigations have occurred since the Proponent's employment termination, but the Proponent remains disgruntled with IBM, and continues to employ the shareholder proposal process to advance his personal agenda, which has not succeeded in the courts.[5] The Proposal is no more than the most recent iteration of airing his ongoing personal grievances against IBM, all emanating out of his termination of employment. We will not repeat here all of the details of his claimed grievances, which are set forth in the variety of correspondences he has sent to IBM and the Staff, in connection with the Proposal and the Company's four (4) prior requests relating to the Proponent's filing of shareholder proposals on these same issues. See, e.g. International Business Machines Corporation (Dec. 21, 2012); International Business Machines Corporation (Jan. 30, 2012); International Business Machines Corporation (Dec. 28, 2010) and International Business Machines Corporation (Feb. 22, 2010, reconsideration denied, Mar. 24, 2010).

This is the fifth (5th) submission the Proponent has filed with IBM under Rule 14a-8 in his attempt to submit to the Company's shareholders the same personal grievances he advanced without success in the courts. All of the Proponent's court claims against IBM have been dismissed.[6] Given the

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[5] The Proponent's grievances, the details of which are discernible from the Proponent's own communications—in the cover letters to his Proposals since 2009, in his other communications to the Commission and the courts, and in some of the other attachments to our earlier letters – make clear that he remains disgruntled at IBM, and continues to misuse this process to air his personal grievances. In addition, the Proponent has for some time maintained his own website, http://ibmethics.blogspot.com/ where he has posted multiple, self-serving commentary on the same issue addressed in the Proposal; See, among others:
http://ibmethics.blogspot.com/2009/05/ibm-to-respond-why-they-prefer-paper-to.html;
http://ibmethics.blogspot.com/2009/06/ibm-tries-to-intimidate-witnesses-from.html;
http://ibmethics.blogspot.com/2009/06/ibm-responds-they-dont-know-nothing.html;
http://ibmethics.blogspot.com/2010_01_01_archive.html; and
http://ibmethics.blogspot.com/search?updated-min=2010-01-01T00:00:00-08:00&updated-max=2011-01-01T00:00:00-08:00&max-results=2.
While the Staff may already be familiar with much of the above history, it is noteworthy that in an unrelated litigation the Proponent instituted for an alleged assault committed upon him by various public officials (*Lindner v. Newell, et al.*), the Proponent went so far as to serve IBM (a non-party) with a subpoena to produce information wholly unrelated to that alleged assault. Because the subpoena had nothing to do with the assault litigation against those public officials, IBM filed a motion to quash the subpoena, and such motion was granted by the Court. For the information of the Staff, we are appending as Exhibit E hereto copies of the Proponent's subpoena, IBM's motion to quash and the court's ruling therein.

[6] On October 6, 2010, the United States Court of Appeals for the Second Circuit denied Mr. Lindner's motion for en banc reconsideration of that court's dismissal of Mr. Lindner's appeal. That litigation covered the same matters Mr. Lindner continues to advance through the shareholder proposal process. The order of the Court of Appeals ending Mr. Lindner's litigation was set forth as

Proponent's tortured and unsuccessful history in the courts on his personal issues, the Company believes it is clear he is again using the 14a-8 process as a tactic to call attention to himself in order to have the Company's shareholders revisit the very same grievances the courts have already heard and rejected. The Proponent's attempt to misuse the shareholder proposal process to call attention to his own personal issues —as highlighted in his correspondences – and to retry his issues in front of the Company's shareholders, should simply not be tolerated.

The Commission long ago established that the purpose of the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation". Release 34-3638 (Jan. 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to shareholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances". Release 34-12999 (Nov. 22, 1976). In this connection, the Commission has consistently taken the position that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. See Release No. 34-19135 (Oct. 14, 1982), in which, in discussing the predecessor rule governing the exclusion of personal grievances, the Commission stated:

> "It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

The Proponent highlights his own personal grievances relating to ESI directly within the very text of the Proposal. Mr. Lindner writes:

> "Mr. Lindner knows from experience in his case 06cv3834 *Lindner v IBM, Heather Christo, Bob Vanderheyden, et al.* that he was NOT given computer readable files, and asserts moreover, that a critical file was intentionally omitted."

The Commission has recognized that where: (i) a proponent has a history of confrontation with a company and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4), a proposal may be excludable on this ground even though on its face the Proposal does *not* reveal the underlying dispute or grievance or was drafted in such a manner that it could be read to relate to matters of general interest to all shareholders.[7]

In this case the Proponent is seeking to use the shareholder proposal process to air or rectify his personal grievances, which the Company believes is evident from the face of the Proposal and supporting statement. The Company therefore respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4).[8]

Exhibit F to the Company's request to the Staff for no-action relief dated November 30, 2010, which no-action request was granted by the Staff on procedural grounds. See International Business Machines Corporation (Dec. 28, 2010).

[7] See Burlington Northern Santa Fe Corporation (Feb. 5, 1999) (proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (Nov. 22, 1995) (disgruntled former employee); Pfizer, Inc. (Jan. 31, 1995) (disgruntled former employee); International Business Machines Corporation (Dec. 29, 1994); International Business Machines Corporation (Dec. 22, 1994) (disgruntled former employee).

[8] See Morgan Stanley (Jan. 14, 2004) (proposal to "adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [sic], on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury" and further clarifies that the policy include "the voluntary setting aside and returning of those financial awards, even if awarded via court or arbitration rulings" omitted as personal grievance); CSX Corporation (Feb. 5, 1998) (proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); Lockheed Corporation (Apr. 22, 1994 and Mar. 10, 1994) (proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (Jan. 25, 1994) (proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); General Electric Company (Jan. 25, 1994) (proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)); Tri-Continental Corporation

THE COMPANY REQUESTS FUTURE NO-ACTION RELIEF FOR ALL FUTURE PROPOSALS OF THE PROPONENT THAT ARE THE SAME OR SIMILAR TO THE PROPOSAL.

Given the Proponent's long history of repeated misuse of the shareholder proposal process to air his personal grievance relating to the termination of his employment by the Company, his litigations with the Company and use of his Internet blog to advance personal ends relating to his grievances with the Company, as well as his lodging of multiple documents with the Commission to advance purely personal ends, the Company respectfully requests Cabot relief with respect to any future submissions by the Proponent of the same or similar proposals as those set forth in the current submission. See Cabot Corporation (Nov. 4, 1994); D.R. Horton, Inc. (Nov. 1, 2013); General Electric Company (Jan. 12, 2007 and Dec. 20, 2007); Exxon-Mobil Corp. (Mar. 5, 2001); Unocal Corporation (Mar. 30, 2000); International Business Machines Corporation (Nov. 22, 1995 and Dec. 29, 1994); Texaco, Inc. (Feb. 15, 1994).

III. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Company believes that the Proposal may also be omitted from the Company's proxy materials for the 2014 annual meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company. The Commission has expressed two central considerations underlying the ordinary business exclusion. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers". (id. at 29,108) (emphasis added). "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Release 34-12999 (Nov. 22, 1976).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). See also Release 34-19135 (Oct. 14, 1982), at note 47.

The Proposal seeks to have IBM "*strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs*" and to require that IBM "*make no impediments to turning over (downloadable) searchable Electronically Stored Information (ESI) to any Court or arbitration in the USA, including Shareholder meetings*". The Company believes the Proposal is subject to exclusion under Rule 14a-8(i)(7) under a long line of decisions that have excluded similar litigation-related proposals and proposals relating to a company's general legal compliance program.

The Proposal seeks to prescribe the method that the Company must use to provide data during employment litigation discovery and for ensuring compliance with applicable laws in connection with various litigations, including FRCP 26, 33 and 34 – all in accordance with the Proponent's own

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(Feb. 24, 1993) (former Rule 14a-8(c)(4) utilized by Staff to exclude proposal seeking registrant to assist the proponent in a lawsuit against former employer); Caterpillar Tractor Company (Dec. 16, 1983) (former employee's proposal for a disability pension properly excluded as personal grievance). See also The Southern Company (Dec. 10, 1999); Pyramid Technology Corporation (Nov. 4, 1994); Texaco, Inc. (Feb. 15, 1994 and Mar. 18, 1993); Sigma-Aldrich Corporation (Mar. 4, 1994); McDonald's Corporation (Mar. 23, 1992); The Standard Oil Company (Feb. 17, 1983); American Telephone & Telegraph Company (Jan. 2, 1980).

specific standards he has outlined in the Proposal. The Staff has made clear in similar situations that no-action relief is available for proposals of this nature under Rule 14a-8(i)(7), as such proposals impermissibly purport to micro-manage a registrant's litigation strategy – an ordinary business matter.[9]

This Proposal is also subject to exclusion under Rule 14a-8(i)(7) as ordinary business since it impermissibly directs how the Company must manage its compliance with employment laws and regulations, which is part of the Company's ordinary business operations. In this connection, the Commission has recognized on many occasions that proposals relating to the promulgation, monitoring, compliance and enforcement of various company standards of ethics or codes of conduct can be excluded under Rule 14a-8(i)(7) as a matter of a company's ordinary business. As a result, a variety of shareholder proposals submitted to different companies over the years relating to creating, modifying, monitoring and enforcing compliance with a company's code of conduct, ethics or other programs have been consistently excluded with Staff concurrence under Rule 14a-8(i)(7) as infringing on management's core function of being able to establish, oversee, monitor compliance with, amend or enforce such codes of conduct, codes of ethics or other programs.[10]

The Proposal purports to dictate precisely how the Company should comply with various evidentiary rules regarding litigation discovery in employment cases, including the specific format under which discoverable information should be turned over to IBM employees – and former employees such as Mr. Lindner – in employment litigation cases. Since compliance with evidentiary rules in determining how to conduct the Company's employment litigation and discovery practices and the management of the Company's compliance with employment laws and rules are all ordinary business matters, the Proposal should be excluded as a matter of ordinary business under Rule 14a-8(i)(7). The Company therefore respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(7).

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[9] See, e.g., Merck & Co., Inc. (Feb. 3, 2009) (proposal to take various actions relating to litigation as specified in the proposal was properly excluded under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., litigation strategy)); Reynolds American Inc. (Mar. 7, 2007) (proposal requesting that a tobacco company provide certain information on the health hazards of secondhand smoke was properly excluded under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., litigation strategy)); AT&T Inc. (Feb. 9, 2007) (proposal requesting that the board issue a report on several items including the company's disclosure of customer communications to certain governmental agencies was properly excluded under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., litigation strategy)).

[10] See, e.g., Yahoo! Inc. (Apr. 3, 2012) (proposal excluded under rule 14a-8(i)(7), as relating to Yahoo!'s ordinary business operations; the Staff noted that the proposal relates to the performance of "due diligence and disclosure" of certain alleged conduct and "potential abuses" and that proposals concerning a company's legal compliance program are generally excludable under Rule 14a-8(i)(7)); International Business Machines Corporation (Jan. 7, 2010, reconsideration denied, February 22, 2010) (proposal to restate and enforce traditional standards of ethical behavior properly omitted under Rule 14a-8(i)(7)); Sprint Nextel Corporation (Mar. 16, 2010) (proposal that sought to investigate why company has failed to adopt an ethics code with certain specified goals could be excluded as relating to ordinary business operations; the Staff noted that proposals that concern adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under Rule 14a-8(i)(7)); FedEx Corporation (Jul. 14, 2009) (report on the compliance of the company and its contractors with state and Federal laws governing proper classification of employees and independent contractors could be excluded as relating to the company's ordinary business operations (i.e., general legal compliance program)); American Express Company (Jan. 22, 2009) (proposal from Mr. Lindner that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code was properly excluded as related to the company's ordinary business operations (i.e., terms of its code of conduct)); American Express Co. (Jan. 23, 2007) (to same effect); Verizon Communications Inc. (Dec. 17, 2008) (proposal to form a Corporate Responsibility Committee to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability excluded as relating to Verizon's ordinary business operations (i.e., general adherence to ethical business practices)); Monsanto Company (Nov. 3, 2005) (proposal to establish an ethics oversight committee to "insure compliance with Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations" excluded as relating to ordinary business operations (i.e., general conduct of a legal compliance program); Costco Wholesale Corp. (Dec. 11, 2003) (proposal requesting "a thorough code of ethics that would also address issues of bribery and corruption" excluded as relating to the company's ordinary business operations (i.e., the terms of its code of ethics)); McDonald's Corporation (Mar. 19, 1990) (proposal to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's management and employees as well as the company's relationship with its customers, franchisees, shareholders and other constituencies excluded as a matter of the company's ordinary business; the Staff noted that the proposal is directed at the contact and implementation of Company standards such as the conduct of management).

IV. THE PROPOSAL MAY BE OMITTED UNDER Rule 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that the business of a corporation shall be managed under the direction of its board of directors. Nothing in the law of the State of New York empowers IBM shareholders to direct the Company to take any of the actions articulated in the Proposal at the Company's 2014 annual meeting. Inasmuch as the Proponent has required that *"IBM shall make no impediments to turning over (downloadable) searchable Electronically Stored Information (ESI) to any Court or arbitration in the USA, including shareholder meetings"* (sic), the Proposal impermissibly attempts to have IBM shareholders vote to mandate how IBM shall conduct the business of managing claims. As such, it is not a proper subject for shareholder action under New York state law. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(1).[11]

CONCLUSION

Based on the foregoing analysis, the Company respectfully requests that the Staff confirm that it will take no enforcement action if IBM excludes the Proponent's entire submission from its 2014 proxy materials for the reasons set forth above. We would be pleased to provide the Staff with any additional information, and answer any questions that you may have regarding this letter. I can be reached at (212) 474-1270 or wrogers@cravath.com. Please copy Stuart Moskowitz, Senior Counsel of the Company, on any related correspondence at smoskowi@us.ibm.com

We are sending the Proponent a copy of this submission. Rule 14a-8(k) provides that a shareholder proponent is required to send a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. In past years, the Company has not received many of such correspondences from the Proponent. As such, the Proponent is respectfully reminded that if he elects to submit additional correspondence to the Staff with respect to this matter, a copy of that correspondence should concurrently be furnished directly to my attention and to the attention of Stuart Moskowitz, Senior Counsel of the Company, in accordance with Rule 14a-8(k). My fax number is (212) 474-3700, Mr. Moskowitz's fax number is (845) 491-3203 and the Proponent's fax number is *** FISMA & OMB Memorandum M-07-16 ***

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[11] The Proponent also included the following statement in the materials he submitted with the Proposal:

"I also hereby declare myself as a candidate for the IBM Board of Directors, and wish to have my name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2014 proxy."

We do not address this statement further in this letter because it is not presented as a proposal under Rule 14a-8. Even if this statement did constitute a proposal under Rule 14a-8, it would be excludable under Rule 14a-8(i)(8) because it relates to a nomination or an election for membership on the company's board of directors.

Thank you for your attention to this matter.

Sincerely yours,

William P. Rogers, Jr.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA FEDERAL EXPRESS

Encls.

Copies w/encls. to:

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

VIA EMAIL: smoskowi@us.ibm.com

Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

VIA FEDERAL EXPRESS

Exhibit A
to IBM's No-Action Letter Request

Shareholder Proposal of Mr. Peter Lindner

International Business Machines Corporation

2014 Proxy Statement

Exhibit A
to IBM's No-Action Letter Request

Shareholder Proposal of Mr. Peter Lindner

International Business Machines Corporation

2014 Proxy Statement

{[3444195]}

Mr. Lindner's Shareholder Proposal on Truth Commission and EEOC
For IBM's Annual Shareholder Meeting April 2014
Sunday, October 27, 2013 8:31 PM
Via fax: 845-491-3203 and Certified Mail RRR # *** FISMA & OMB Memorandum M-07-16 ***

Peter T. Barbur, Esq. of Cravath Swaine pbarbur@cravath.com
Stuart Moskowitz, Esq.
c/o Robert C. Weber, Sr. Vice President, & General Counsel of IBM
IBM
Corporate HQ
Armonk, NY
RE: Shareholder Proposal of Peter Lindner

Proposals

Firstly: Mr. Moskowitz sent me paper documents for the Shareholder Proposal, which I can NOT find, and I specifically requested ESI. If you as IBM cannot do that, then clearly you are playing games to frustrate this submission.

This Shareholder Proposal[1] concerns discrimination, a socially important issue:

> The proposal that IBM goes beyond what is needed to comply with ESI (electronically stored information) as required by FRCP 26 of Dec2006, especially for discrimination cases that involve the Equal Employment Opportunities Commission (EEOC) and Older Workers' Benefits Protection Act (OWBPA). In addition, the full transcript and video tape in digital form should be available on the web (specifically on YouTube, with subtitles) for the Shareholder meetings from 2006 to present and beyond. This proposal is attached and is under 500 words using MS Word to count including footnotes, but not including the title.

Here is screen print proof of that:

[1] On page entitled "Text of Proposal 1: Enabling compliance with EEOC with computer searchable files"


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Text of Proposal 1: Enabling compliance with EEOC with computer searchable files
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I also hereby declare myself as a candidate for the IBM Board of Directors, and wish to have my name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2014 Proxy.

The ESI for EEOC proposal would give IBM compliance under FRCP 26 (Federal Rules of Civil Procedure, as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964. The term "employees" encompasses both current and former employees, as per the ruling[2] of the US Supreme Court in 1997.

Details:

Firstly, IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure[3] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC (Equal Employment Opportunity Commission), since that involves discrimination.

Background

Mr. Peter Lindner was in a class-action suit on age-discrimination entitled Syverson v IBM Case No. C 03-04529 RMW and 461 F.3d 1147 (in California) that "has been resolved."

Mr. Lindner was allegedly also wronged by IBM in getting a job with a vendor, which became *Lindner v IBM, et al* 06 cv 4751 SDNY. The full name of the case is *Peter W. Lindner, Plaintiff v International Business Machines Corporation, Robert Vanderheyden, Heather Christo Higgins, John Doe #1, And John Doe #2,Defendants* 06 Civ. 4751 (RJS) (DFE).

However IBM refused to "Produce the 'personnel records' concerning the plaintiff as defined"[4] by the SDNY. Moreover, IBM turned over documents that were fax copies, and thus not searchable by Personal

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[2] There are many references to this decision, including:

"SUPREME COURT HOLDS EX-EMPLOYEES PROTECTED BY TITLE VII
On February 18, 1997, the Supreme Court ruled that while the term "employees" in sec-tion 704(a) of Title VII of the Civil Rights Act of 1964 is ambiguous as to whether it includes former employees, "[I]t being more consistent with the broader context of Title VII and the pri-mary purpose of section 704(a), we hold that former employees are included within section 704(a)'s coverage." The unanimous decision was written by Justice Clarence Thomas, Robinson v. Shell Oil Co., No. 95-1376. The holding revers ed the decision of the Fourth Circuit sitting en banc."
http://www.civilrights.org/monitor/vol9_no1/art3p1.html

[3] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is.
http://www.law.cornell.edu/rules/frcp/Rule26.htm

[4] http://www1.nysd.uscourts.gov/cases/show.php?db=forms&id=67
Also: ESI documents are referred to in "Order To Prepare Civil Case Management Plan" which talks about

Computers (PCs) in an attempt to make it difficult to access the information. IBM also alleged (wrongly) to federal judge on June 5, 2009 that all ESI had been turned over when it was not:

> **II. Plaintiff's Letter Motion to Compel Electronic Discovery**
>
> **Plaintiff also seeks to compel Defendants to produce unspecified electronically stored information in metadata format. Plaintiff's suggestion that Defendants have failed to provide electronically stored information is disingenuous as Defendants advised Plaintiff via letter on February 20, 2009 that in responding to discovery requests, Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.**

When Mr. Lindner pointed out on June 15, 2009 an email sent by IBM (specifically by IBM'er Ron Janik) indicating that the prospective employer Wunderman had asked for a reference on Mr. Lindner, and that this relevant email was not turned over, IBM did not produce the relevant documents, nor did IBM explain how this email (from Janik) was overlooked, nor did IBM notify the Judge that IBM erroneously sworn that IBM had turned over all relevant ESI.

It is worth noting that the presiding Judge in the case, USDJ Sullivan, may have violated the law by threatening Mr. Lindner with Contempt of Court for reporting a possible crime to a federal law enforcement officer. Mr. Lindner asserts that USDJ Sullivan did knowingly keep in place an OSC (Order to Show Cause) why Mr. Lindner should not be held in Contempt of Court, which amounted to USDJ Sullivan attempting to hinder or delay Mr. Lindner from reporting a possible crime to the US Marshal of IBM's alleged witness tampering and of delaying communications to the SDNY Chief Judge. This is an impeachable offense. Mr. Lindner has been contacted by the US Marshal as to whether he plans to threaten or harm USDJ Sullivan; the answer is quite simple: "No" – Mr. Lindner intends to use the Constitutionally protected and prescribed method to remove Judges who serve only upon their "good behavior": that is to say: USDJ Sullivan ought to be impeached by the US Senate for violating 18 USC §1512(b)(3) for His Honor's knowing attempt to hinder and delay Mr. Lindner in the conveniently public record of Pacer in a document Number 130 Filed Oct 8 2009 USDJ Sullivan order to show cause for sec 401 sanction contempt for communications to US Marshal includes letter to USM. USDJ Sullivan was alerted by Mr. Lindner of ORDER #130 being in and of itself a violation of 18 USC §1512(b)(3), at which point even a non-knowledgeable USDJ Sullivan would thus become "knowingly" violating the law by continuing said OSC. Federal Judges are powerful, and appointed for life. It is Mr. Lindner's contention that IBM secured USDJ Sullivan's cooperation in violation of federal laws, and that IBM was successful to hide its own violations of 18 USC §1512(b)(3) by conspiring with USDJ Sullivan, or through third parties.

It is worth noting that even in an adversarial process such is the Federal Court system, the two sides voluntarily turn over ESI **prior** to the start of discovery. In other words, IBM should not have waited for a specific notice to compel their production of electronically stored information, and in this case, did not even produce the computer searchable documents. Few people can match the power of a corporation, and IBM in particular. For IBM to make it difficult to use a computer to search records is opposite to the goal of IBM when it was founded over 100 years ago, and is contrary to the wishes of data processing experts everywhere. I note that IBM has even violated discovery rules by not revealing that an

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> "4. any issues relating to discovery of electronically stored information, including the costs of production and the form(s) in which such discovery should be produced."

A complete set of forms is at:
http://www1.nysd.uscourts.gov/forms.php

episode where Peter Lindner was claimed by a manager to have sexually harassed a female coworker by asking her to lunch, later turned out to be that the woman was having an affair with her (jealous) manager, who falsely made the accusation and was fired from IBM. IBM did not reveal this to Mr. Lindner

IBM was aware that Mr. Lindner is gay (as well as having donated to Lesbian and Gay charities), was part of the IBM Gay and Lesbian Employee group and had come out to both his manager Tim Bohling and later his group leader Robert Vanderheyden. This is a matter of gay discrimination as well as age discrimination. Studies have shown that stock prices drop with age discrimination cases, so it makes economic sense as well as social justice to stop discrimination and obey the law fully. The "rules" on discovery are a "duty", and IBM should obey[5] the law rather than try to evade it. IBM should lead by example in providing electronically stored information – if IBM won't do it, who will?

Finally, Mr. Lindner brought this issue up to the US Second Circuit Court of Appeals, since IBM won on summary judgment in the lower court without having Mr. Lindner presenting his side. The Second Circuit curiously voided the appeal, even though allegations of misconduct and witness tampering (and violations of 18 USC §1512 and 18 USC §1512(b)(3) were alleged on 3 or more separate events in or about August 2009, October 2009, and August 2010). Specifically, Mr. Lindner alleged that IBM did tamper with witnesses in 06cv4751 by communicating to potential witnesses (IBM Vendors) in violation of 18 USC §1512(e), without the defendant's [IBM's] "sole intention was to encourage, induce, or cause the other person to testify truthfully":

> "**(e)** In a prosecution for an offense under this section, it is an affirmative defense, as to which the defendant has the burden of proof by a preponderance of the evidence, that the conduct consisted solely of lawful conduct and that the defendant's sole intention was to encourage, induce, or cause the other person to testify truthfully. "
> [TITLE 18 > PART I > CHAPTER 73 > § 1512. Tampering with a witness, victim, or an informant]
> http://www.law.cornell.edu/uscode/18/usc_sec_18_00001512----000-.html

IBM's CEO Sam Palmisano evades/avoids answering direct question in April 2010

In the April 27, 2010 Annual IBM Shareholders' Meeting in Milwaukee, Wisconsin, Mr. Lindner asked CEO Sam Palmisano point blank about the legal requirement of releasing information in ESI format, and Mr. Palmisano claimed he was not aware of the law – since he's not a lawyer. I noted to Mr. Palmisano that the gentleman next to him was a NY State Lawyer and the Secretary of the Corporation, and instead of getting Andrew Bonzani, Esq. VP in General Counsel's Office, to answer, Mr. Palmisano made fun that I mispronounced Mr. Bonzani's name, and then cut me off without letting me finish or without answering a simple straight forward question.

IBM refused to give me the video of that incident, and as best I can tell, refused to give me the official text / transcript of that information, which I requested in writing to IBM's lawyers, so that the Shareholders can see for themselves the disrespect Mr. Palmisano had for supplying such information to the Shareholders, and perhaps in violation of SEC rules for giving incomplete or misleading information as applied to sanctioned Corporate events, to wit: Shareholders Meetings.

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[5] In the humorous situation comedy "Curb Your Enthusiasm" in the episode about a Native American contractor / gardener entitled "Wandering Bear," a nasty woman refuses to pay the fee for some work done, and then she insults the gardener who says: "There's no need to say that, you're a better person than that." (The various people who know her in the background say: "No, she's not.") So, as the US Supreme Court said that a corporation is like a person (in *Citizens United versus Federal Election Commission*, January 21, 2010), then IBM should be a better person / corporation than that.

Because of IBM's refusal to provide both the transcript and the videotape, Shareholders cannot verify what went on in the SEC required annual Shareholder Meeting, and IBM unduly seeks to limit such information by confiscating all recording devices, including cellphones, at Shareholder meetings. Although I'm not a lawyer, I believe t is a felony to destroy evidence, and it is a felony even to conspire about a misdemeanor.

The goal would be a trail blazing Code of Ethics that has ESI included in the rights of its employees, which is workable, and would not lead to some bad circumstances that the US has witnessed over the 1990's to the present in Fortune 500 Companies in general and perhaps in IBM.

Not to be too picky, but IBM's [PDF] is listed on Google as a "Scanned Document" and is not searchable. This document should be an ESI (electronically stored information) that is searchable, and not as a photo that cannot be readily checked. One more piece of obstructionism from IBM.

IBM Business Conduct Guidelines (195KB) - Scanned Document
http://www.ibm.com/investor/pdf/BCG2009.pdf

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

PS: I am willing to work with IBM to refine, reduce, and streamline this in a spirit of cooperation, in case IBM finds it too long, cumbersome, failing to meet IBM or SEC requirements for Shareholder Proposals, or wish to be more succinct in wording this proposal. I also wish to work with IBM to have IBM implement this proposal on their own, without Shareholders voting, if IBM will so implement it in the next 12 months.

PPS: Mr. Lindner asserts as per IBM and SEC requirements that he owns more than $2,000 worth of IBM shares (perhaps $10,000 or more). As of 8/27/2010, Mr. Lindner has IBM Stock worth $6,508. IBM wrote to the SEC that I do not have enough shares, which is untrue, and should be supported by them, or qualified that they don't know the amount, or that they require stronger proof.

Text of Proposal 1: Enabling compliance with EEOC with computer searchable files

This proposal is to enable compliance with EEOC (Equal Employment Opportunity Commission) rules to combat the socially important goal of non-discrimination with computer searchable files, as indicated in NY Federal Courts and in NYC Human Rights Laws. This would apply the most generous laws from NYC in getting ESI (electronically stored information) to those who file against IBM for discrimination.

IBM shall make no impediments to turning over (downloadable) searchable Electronically Stored Information (ESI) to any Court or arbitration in the USA, including Shareholder meetings.

Just as IBM is a leader in not discriminating against gays, when it was legal to do so in some US States, so too IBM should as the nation's biggest computer firm, be a leader in providing what it does best: electronically readable/searchable files to their employees in such matter. Giving those employees (which the US Supreme Court said includes the "former" employees) computer searchable data allows them to process it, instead of IBM just giving paper. Mr. Lindner knows from experience in his case 06cv3834 *Lindner v IBM, Heather Christo, Bob Vanderheyden, et al.* that he was NOT given computer readable files, and asserts moreover, that a critical file was intentionally omitted.

IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure[6] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC, since that involves discrimination.

[6] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is. http://www.law.cornell.edu/rules/frcp/Rule26.htm

Statement Accompanying Proposal:

Required Information pursuant to IBM and SEC rules:

(i) **(a) Brief description of business proposal.**

In line with the laws and rules against employee **discrimination**, IBM shall enable compliance with EEOC (Equal Employment Opportunity Commission) rules to combat the socially important goal of non-discrimination with computer searchable files, which is IBM's core competency since 1890. As indicated in NY Federal Courts and in NYC Human Rights Laws. This would apply the most generous laws from NYC in getting ESI (electronically stored information) to those who file against IBM for discrimination. . This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by IBM.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964. This was indicated by several incidents, of which three are hereby mentioned:

(1) IBM had noted to The Court of the Southern District of NY that no ESI was relevant and missing, yet did not modify or produce an email which Mr. Lindner had from Ron Janik mentioning a job inquiry from Wunderman. According to FRCP 26 enacted in Dec2006, such email should have been turned over prior to discovery, and certainly during discovery, and it would be a violation of law to not turn it over under NY law (which applies in SDNY federal Court under SDNY Local Rules) NY Judiciary §487 "Intent to deceive the Court".

(2) IBM has not given Mr. Lindner any of the shareholder correspondence in computer readable format.

(3) IBM had alleged that Mr. Lindner had sexually harassed a female employee, whom Mr. Lindner then had to inform his manager that he was gay and was not sexually harassing her. It turned out that the woman was having an affair with her manager, and the jealous manager had caused this (allegedly false) report[7]. This case went to SDNY, and should have been disclosed to Mr. Lindner during discovery, especially since it was alleged that Mr. Lindner's named adversary in the 06cv4751 lawsuit had also slept[8] with her employee, who along with Mr. Lindner was reporting to her.

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

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[7] As noted previously in this proposal.

[8] As was told to Mr. Lindner by his co-worker who stated he slept with (both Lindner's and his) female manager, who is now married to someone else. In other words, this violation of having a relationship with a subordinate was the subject of a court suit which IBM won, but in this second instance, IBM disregarded it.

(4) The ESI for EEOC cases be voted upon, which would give IBM compliance under FRCP 26 (as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964. Mr. Lindner asked Sam Palmisano at the April 2010 Shareholder Meeting whether IBM was meeting the legal requirements FRCP 26 revised in 2006, and Mr. Palmisano dodged the question (saying he was not a lawyer), and then when Mr. Lindner pointed out that Mr. Andrew Bonzani, Secretary of the Corporation, next to him on the stage was a lawyer, Sam refused to answer, and went on to some other Shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about $3,000 to $10,000 (20 to 100) shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by IBM employees' breach of Federal and NY State laws on ESI and failure to redress these complaints even after it was pointed out to them.

(v) Rule 14a-8(b) declaration

Mr. Lindner solemnly states that he intends to hold IBM company stock through the date of the shareholder meeting, and well beyond that for a decade to come.

(vi) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner October 27, 2013 NYC, NY

Exhibit B
to IBM's No-Action Letter Request

Deficiency Notice relating to

Shareholder Proposal of **Mr. Peter Lindner**

International Business Machines Corporation

2014 Proxy Statement

IBM

IBM Law Department
Corporate and Securities Law Group
One New Orchard Road, Mail Stop 301
Armonk, New York 10504

November 8, 2013

VIA Priority Mail

Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Lindner:

I have been asked by Ms. Michelle Browdy, Vice President, Assistant General Counsel and Secretary of IBM, to write to you in order to acknowledge IBM's receipt on October 27, 2013 of your 9 page fax, which included a stockholder proposal relating to computer searchable files. Since your submission involves a matter relating to IBM's 2014 proxy statement, we are formally sending you this letter under the federal proxy rules to ensure that you understand and timely satisfy all requirements in connection with your submission.

Please understand first that in order to be eligible to submit a proposal for consideration at our 2014 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submit the proposal, and that you must provide us with written evidence of your holdings. You must continue to hold those securities through the date of the meeting and provide us with a written statement confirming such intent. In accordance with the SEC Division of Corporation Finance Staff Legal Bulletin No. 14G (October 16, 2012), we consider October 27, 2013 to be the date of submission of your proposal, since it is the date the proposal was transmitted to us via fax.

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. In this connection, please understand that there are two types of security holders in the U.S. -- registered owners and beneficial owners. Registered owners have a direct relationship with the company because their ownership of shares is listed on the records maintained by the company or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.

Your nine-page submission is incomplete and insufficient to satisfy the SEC's proof of ownership requirements under Rule 14a-8. In this connection, you state in the last paragraph on page 6 of your submission: "PPS: Mr. Lindner asserts as per IBM and SEC requirements that he owns more than $2,000 worth of IBM shares (perhaps $10,000 or more). As of 8/27/2010, Mr. Lindner has IBM stock worth $6,508. IBM wrote to the SEC that I do not have enough shares which is untrue and should be supported by them or qualified that they don't know the amount or that they require stronger proof." Similarly, your statement with respect to owning IBM securities on page 9 of your submission provides only that "Mr. Lindner solemnly states that he intends to hold IBM company stock through the date of the shareholder meeting, and well beyond that for a decade to come." To be clear, you must prove you have continuously held at least $2,000 in market value of IBM stock for one year by the date you submitted your proposal, and you must state that you intend to continue ownership of *those* shares through the date of our annual meeting. As outlined below, we have identified a total of 2,019 shares of record which you owned as of the date you submitted your proposal. This amount is insufficient to permit the filing of a shareholder proposal under Rule 14a-8(b), and you have provided me with no corroborative information on any other stockholdings as required by Rule 14a-8. In this connection, I had our stockholder relations department check with Computershare, our transfer agent, on all IBM shares of record held by you. Computershare confirmed that you now hold a total of 2,019 shares of record in Account Number ***FISMA & OMB Memorandum M-07-16*** and that you sold 46,977 shares on May 7, 2013. Given your recent sales activity, your remaining shares are not sufficient to meet the 14a-8 requirements outlined in this letter. Therefore, to facilitate compliance with Rule 14a-8 and confirm your eligibility to file a stockholder proposal, I am now formally requesting that you provide proper proof of your stockholdings, as required under the SEC's rules and regulations and, assuming that you own the requisite shares, a statement of your intent to continue to hold those shares through the date of the 2014 annual meeting.

If you are an IBM stockholder of record under another account at Computershare which we have somehow missed, we apologize for not locating you in those records. If this is the case, I will need for you to advise me precisely how your other shares are listed on the records of Computershare, and to provide the company with a written statement that you intend to continue to hold those IBM securities through the date of IBM's 2014 annual meeting.

In addition, if you hold any IBM shares other than those held at our transfer agent (Computershare), they are not shares of record. For all shares in which you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways set forth in Rule 14a-8(b):

> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3

(17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (i) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Division of Corporation Finance Staff Legal Bulletin No. 14F, a copy of which is enclosed for your convenience, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of company shares for the one-year period preceding and including the date the proposal was submitted (October 27, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of company shares for the one-year period preceding and including the date the proposal was submitted (October 27, 2013). You may be able to find out the identity of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership letters verifying that, for the one-year period preceding and including the date the proposal was submitted (October 27, 2013), the requisite number of company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

I have provided you with this letter detailing the specific staff guidance and related information required under Rule 14a-8 in order to afford you with a proper opportunity to obtain and furnish me with the proper proof of ownership required on a timely basis. Please note that all of the information requested in this letter must be sent directly to my attention at the address set forth above within 14 calendar days of the date you receive this request. Finally, please note that the Company reserves the right to omit your proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachments: Rule 14a-8 of the Securities Exchange Act of 1934, as amended
SEC Division of Corporation Finance Staff Legal Bulletins No. 14F and 14G

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by

affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Exhibit C
to IBM's No-Action Letter Request

United States Postal Service Certificate of Mailing and

Confirmation of Delivery

of Deficiency Notice relating to

Shareholder Proposal of Mr. Peter Lindner

International Business Machines Corporation

2014 Proxy Statement

Exhibit D
to IBM's No-Action Letter Request

Proponent Response to

Deficiency Notice relating to

Shareholder Proposal of **Mr. Peter Lindner**

International Business Machines Corporation

2014 Proxy Statement

Saturday, November 09, 2013 10:07 PM
Via fax: 845-491-3203

Stuart Moskowitz (Louise –secretary)
IBM
Voice: 914-499-6140
fax: 845-491-3203

Re: Proof of $4k worth of IBM Stock

Mr. Moskowitz,

As per your letter to me on my IBM 2014 Shareholder Proposal, please confirm that the attached (faxed) documents prove I have over $2k (namely, $4,000) worth of IBM shares for over 2 years.

And confirm I meet all the requirements for the IBM 2014 Shareholder Proposal.

Sincerely yours,

/s/Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Peter Lindner

From: "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
Date: Saturday, November 09, 2013 10:03 PM
To: "Peter Barbur" <pbarbur@cravath.com>
Cc: <cfletters@sec.gov>
Attach: Fidelity NetBenefits proof of $4k in IBM 401k 9Nov2013.pdf
Subject: IBM - Lindner Apr 2014 Shareholder Proposal on Searchable ESI for Discrimination cases

Peter Barbur:

I received a letter from Stuart Moskowitz via USPS mail, that said I have not proven I own $2,000 of IBM stock for 2 years. I bought the stock when I worked at IBM and it was in my 401k, some 10+ years ago. Please confirm that I thus meet all the requirements for my shareholder proposal.

Please confirm that this shows I own $4,000 of IBM shares continuously from 11/8/2011 to 11/7/2013 and please copy Stuart Moskowitz:

11 9 13

Fidelity NetBenefits

IBM

IBM 401(k) Plus Plan

PETER LINDNER

*** FISMA & OMB Memorandum M-07-16 ***

Retirement Savings Statement

Customer Service (800) [illegible]
Fidelity Investments Institutional Operations Company, Inc
82 Devonshire Street
Boston, MA 02109

Your Account Summary

Statement Period: 11/08/2011 to 11/07/2013

Beginning Balance	$21,446.93
Withdrawals	$19,507.67
Change in Market Value	$2,150.85
Ending Balance	$4,090.11
Additional Information	
Vested Balance	$4,090.11
Dividends & Interest	$293.92

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

From: Peter Lindner
Sent: Sunday, October 27, 2013 9:27 PM
To: Peter Barbur
Cc: cfletters@sec.gov
Subject: IBM - Lindner Apr 2014 Shareholder Proposal on Searchable ESI for Discrimination cases

(Sorry: I sent this from my old email address. The correct email is: *** FISMA & OMB Memorandum M-07-16 ***

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: Peter Lindner for resume
Sent: Sunday, October 27, 2013 9:26 PM
To: Peter Barbur
Cc: cfletters@sec.gov
Subject: IBM - Lindner Apr 2014 Shareholder Proposal on Searchable ESI for Discrimination cases

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

----- Forwarded by Peter Barbur/NYC/Cravath on 11/10/2013 10:55 AM -----

From:	"Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
To:	"Peter Barbur" <pbarbur@cravath.com>
Cc:	<cfletters@sec.gov>
Date:	11/09/2013 10:03 PM
Subject:	IBM - Lindner Apr 2014 Shareholder Proposal on Searchable ESI for Discrimination cases

Peter Barbur:

I received a letter from Stuart Moskowitz via USPS mail, that said I have not proven I own $2,000 of IBM stock for 2 years. I bought the stock when I worked at IBM and it was in my 401k, some 10+ years ago. Please confirm that I thus meet all the requirements for my shareholder proposal.

Please confirm that this shows I own $4,000 of IBM shares continuously from 11/8/2011 to 11/7/2013 and please copy Stuart Moskowitz:

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: Peter Lindner
Sent: Sunday, October 27, 2013 9:27 PM
To: Peter Barbur
Cc: cfletters@sec.gov
Subject: IBM - Lindner Apr 2014 Shareholder Proposal on Searchable ESI for Discrimination cases

(Sorry: I sent this from my old email address. The correct email is *** FISMA & OMB Memorandum M-07-16 ***

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: Peter Lindner for resume

Sent: Sunday, October 27, 2013 9:26 PM
To: Peter Barbur
Cc: cfletters@sec.gov
Subject: IBM - Lindner Apr 2014 Shareholder Proposal on Searchable ESI for Discrimination cases

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit E
to IBM's No-Action Letter Request

Litigation materials relating to

Shareholder Proposal of **Mr. Peter Lindner**

International Business Machines Corporation

2014 Proxy Statement

AO 88B (Rev. 06/09) Subpoena to Produce Documents, Information, or Objects or to Permit Inspection of Premises in a Civil Action

UNITED STATES DISTRICT COURT

for the

SOUTHERN DISTRICT OF NEW YORK

Peter Lindner *Plaintiff*	)	
Court Security Officer (CSO) Newell, (et al - but not including IBM) *Defendant*	)	Civil Action No. 11 cv 08365 (LAP) (If the action is pending in another district, state where:)

SUBPOENA TO PRODUCE DOCUMENTS, INFORMATION, OR OBJECTS OR TO PERMIT INSPECTION OF PREMISES IN A CIVIL ACTION

CEO Sam Palmisano
To: c/o Andrew Bonzani, Esq., Secretary of the IBM Corporation
c/o Peter Barbur, Esq., Cravath Swain

☑ *Production:* **YOU ARE COMMANDED** to produce at the time, date, and place set forth below the following documents, electronically stored information, or objects, and permit their inspection, copying, testing, or sampling of the material: 1. unedited DVD of April 2011 IBM Shareholders' Meeting ("Meeting" in St. Louis, MO within 48 hours of 21th December, 2011
2. sworn as true by CEO Sam Palmisano the transcript of the entire, unedited meeting within 24 hours after 12-21-11
3. This should be done by CEO Sam Palmisano who chaired the "Meeting" and perhaps misled shareholders

Place:	Date and Time:
at IBM Website, with SEC, and at front desk of Peter Lindner, *** FISMA & OMB Memorandum M-07-16 *** (desk is open 24 hours a day, 7 days a week)	before Tuesday, Dec 27, 2011 at noon, NYC time

☑ *Inspection of Premises:* **YOU ARE COMMANDED** to permit entry onto the designated premises, land, or other property possessed or controlled by you at the time, date, and location set forth below, so that the requesting party may inspect, measure, survey, photograph, test, or sample the property or any designated object or operation on it.

Place:	Date and Time:
~~the law firm of Cravath Swain,~~ 825 8th Avenue New York, NY 10019-7475 (212) 307-0771	before Tue, Dec 27, 2011 at 4pm NYC time

The provisions of Fed. R. Civ. P. 45(c), relating to your protection as a person subject to a subpoena, and Rule 45 (d) and (e), relating to your duty to respond to this subpoena and the potential consequences of not doing so, are attached.

Date: 22 day-of-Dec2011

CLERK OF COURT

Signature of Clerk or Deputy Clerk

OR

Attorney's signature

The name, address, e-mail, and telephone number of the attorney representing *(name of party)* Peter Lindner, pro se plaintiff , who issues or requests this subpoena, are:

*** FISMA & OMB Memorandum M-07-16 ***

Civil Action No. 11 cv 08365 (LAP)

PROOF OF SERVICE

(This section should not be filed with the court unless required by Fed. R. Civ. P. 45.)

This subpoena for *(name of individual and title, if any)* CEO Sam Palmisano, c/o Peter Barbur, Esq. of Cravath Swain was received by me on *(date)* ______________ .

☐ I served the subpoena by delivering a copy to the named person as follows: ______________________

______________________ on *(date)* ______________ ; or

☐ I returned the subpoena unexecuted because: ______________________

____

Unless the subpoena was issued on behalf of the United States, or one of its officers or agents, I have also tendered to the witness fees for one day's attendance, and the mileage allowed by law, in the amount of

$ ______________ .

My fees are $ ______________ for travel and $ ______________ for services, for a total of $ 0 .

I declare under penalty of perjury that this information is true.

Date: ______________

____
Server's signature

____
Printed name and title

____
Server's address

Additional information regarding attempted service, etc:
see Attachment 1 on "Certification of Emergency Action for Short Notice"

in short: a) Mr. Lindner requested this information formally in May2011
b) CEO Sam Palmisano will be replaced as of (presumably) Dec 31, 2011 by Ms. Virginia Rometty as CEO (Jan 1, 2012)
c) It is imperative that the SEC receive certification of the correctness of the statements by CEO Palmisano made by him in front of hundreds of people (including Plaintiff Pro Se Lindner) in April 2011 in St. Louis, MO, and that this was televised on the web for viewing by thousands of people.
d) It is Mr. Lindner's contention that Mr. Palmisano misled shareholders on material aspects, to wit: that CEO Palmisano had no idea on FRCP 26 even though he recommended a vote against it in Mr. Lindner's Shareholder Proposal, and that CEO Palmisano chose to mislead or perhaps knowingly lie to an unknown shareholder who wished to ask a question to a person on the IBM Slate of Shareholder Directors, which Mr. Lindner recalls since Mr. Lindner wished to ask a question of "nominee" CEO Ken Chenault of American Express, and instead of saving the questions to the end when CEO Palmisano promised, Palmisano went straight to the voting. There is also a question whether CEO Palmisano was aware of any bribes to US Officials, or chose not to ask.
e) The video tape would show the time sequence, and the brusque manner of handling and also ignoring questions which CEO Palmisano perhaps knew, but that his assorted lawyers, etc. did know.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Peter Lindner, Plaintiff **v.** **Court Security Officer (CSO)Newel, (et al, but not including IBM)**	**Her Honor Chief Judge Preska** **Civil Action No. 11 cv 08365 (LAP)** **SUBPOENA REQUEST ACTION ON SHORT NOTICE**

Thursday, December 22, 2011 1:11 PM

Attachment 1: "Certification of Emergency Action for Short Notice"

I, Peter Lindner, Plaintiff Pro Se, have asked IBM politely since May2011 for a copy of the April 2011 IBM Annual Shareholders' Meeting in St. Louis MO.

I have also asked the SEC (see attached letter to SEC Chief of Officer of Mergers and Acquisitions Michelle Anderson, Esq. On Nov 28, 2011 at 12:20pm) to ask IBM for such a copy, since it was conspicuously omitted from IBM's website.

I have also on my own contacted public service firms which make copies of corporate annual meetings and calls, and was told that it is unusual for a firm not to make a public meeting's transcript available. This was said to me off-the-record.

I contend that CEO Sam Palmisano knew of and authorized payments / bribes to US Government Officials via their lawyers at Jackson Lewis and perhaps Cravath Swain. Some of these Government Officials are named in this suit 11cv08365 *Lindner v CSO Newel, et al.*

I have tried to contact not only the SEC, but also IBM (including I believe the CEO and definitely Secretary of the Corporation Andrew Bonzani, Esq. who is mentioned by me in my April 2011 verbal question to CEO Palmisano as knowing the answer, and Ms. Virginia Rometty – soon to be CEO[1] of IBM on New Year's Day 2012 less than two weeks from now) and IBM's lawyers at Cravath Swain via phone, email and fax (and perhaps USPS). They are stonewalling.

Under the SEC laws and Sarbanes-Oxley (SOX) law as I know it, it is illegal to make materially misleading statements to Shareholders, and I feel this was done in April 2011, with IBM stonewalling rather than produce the transcript and video which would show the increasingly non-reading world who watch YouTube and TV (e.g. President Obama produces videos on YouTube, so it is a testament to its popularity; and the Egyptian police stomping on the "blue bra" woman's stomach[2] was shown on YouTube, which may be crucial to restoring civilian rule to Egypt). Thus, I ask that in the spirit of the SEC laws of the 1930's and the use of social media in 2011, that IBM not selectively edit what it shows investors / Shareholders, which would undermine the entire concept of the SEC: Securities and Exchange Commission.

---

[1] http://allthingsd.com/20111025/ibm-has-a-new-ceo-meet-virginia-rometty/

[2] http://www.cnn.com/2011/12/22/opinion/coleman-women-egypt-protest/index.html

To : Michelle Anderson, Esq., Chief of Office of M&A
Via fax 202-772-9203
10 minute conversation with Ms. Anderson approx 12:20pm 11/28/2011

US SEC
Washington, DC

Re: IBM

Dear Ms. Anderson,

As per our conversation a few minutes ago, I hereby formally ask that the SEC do its job to request / demand the trivial matter of a transcript of the IBM Annual Shareholder's Meeting in April 2011, and publish it within 48 hours, along with a videotape, if it exists, and ensure that this tape is not destroyed.

Here are my notes, and I say with understatement that there are incredible violations of SEC and other laws, and cover ups, with CEO Sam Palmisano, IBM's outside attorneys Peter Barbur of Cravath and Kevin Lauri & Dana Weisbrod of JacksonLewis.

My Shareholder proposal was to make IBM supply what FRCP 26 requires for electronically stored information (ESI) to be supplied also in State and Local levels for employment discrimination.

I feel it is reasonable that IBM turnover the public meeting transcript in 48 hours, and IBM answer my question asked at that meeting within 2 weeks, in writing, filing with the SEC. And that the Enforcement Arm of the SEC be required to interview me and check out if my allegations are accurate, and if IBM did evade and mislead Shareholders, possibly with criminal intent, since their lawyers would be disbarred, and CEO Sam Palmisano would be fired (hopefully without a golden parachute), and a federal Judge would be impeached and/or imprisoned for violating 18 USC §1512(b)(3) attempting to hinder or delay or threaten a communication about a **possible** federal law violation to a Federal Law Enforcement Officer or to a federal Judge.

Sincerely yours,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

cc: Certified Request *Office of the Secretary* [redacted]

Certified Document Requests: *Submit your written request to the Office of the Secretary* [redacted] *or by email to* *certified@sec.gov, or by mail to 100 F Street NE, Washington, DC 20549.*

Transcript of IBM S/H meeting
David Orlic
Monday, November 28, 2011 11:32 AM

42 minute conversation with Mr. Orlic, Esq. (started 10:45am)

1. I reminded him I asked 4/22/2011 if SEC enforcement were Federal Law Enforcement Officer s.. Answer: No
2. I asked for transcript of April 2011 Shareholder meeting, and he said
    a. Only if it were material
    b. IBM determines materiality
    c. He cannot reveal if he asks, or not,; got it, or not
3. I suggested I make the request and he publicize it at the same time
    a. He refused, but gave me the name of his boss: Michelle Anderson only gave general #: 202-551-3400
    b. He refused to say there's a fax machine on his floor – just that he doesn't have one
    c. Mr. Orlic said he'd get back to me
4. I am faxing the 60 page document, with this cover page to the SEC: fax 202-772-9203
5. I feel that there is a g
    a. ross violation of law,
    b. possible bribery of a federal Judge
    c. violation of rules of FRCP 26 on electronically stored information (ESI) by IBM
    d. violation of ny judiciary section 487 on "intent to deceive"[1] any Court in NY (including federal courts) – with unsuccessful attempts counting as attempts.

---

[1] It is listed in a lawyer's blog as valid in NY State, and is a criminal misdemeanor which would disbar the attorney/

"From *Cinao v. Reers*, 2010 NY Slip Op 20006, 2010 N.Y. Misc. LEXIS 30 (Jan. 14, 2010):
Judiciary Law § 487 "descends from the first Statute of Westminster, which was adopted by the Parliament summoned by King Edward I of England in 1275." (*See Amalfitano v Rosenberg*, 12 NY3d 8, 12 [2009].) The statute reads in its entirety:
§ 487. Misconduct by Attorneys

An attorney or counselor who:

1. Is **guilty of any deceit or collusion**, or consents to any deceit or collusion, **with intent to deceive the court** or any party; or,

2. Wilfully delays his client's suit with a view to his own gain; or, wilfully receives any money or allowance for or on account of any money which he has not laid out, or becomes answerable for,

Is guilty of a misdemeanor, and in addition to the punishment prescribed therefor by the penal law, **he forfeits to the party injured treble damages, to be recovered in a civil action**." **[emphasis added]**
http://www.josephnyc.com/blog/?blogID=1216

e. Hearsay that a friend was approached by two security officers in the SDNY Courthouse to subborn perjury that I threatened a Judge, in return that they'd help him

f. IBM CEO Sam Palmisano misled shareholders by stating that
   i. He did not know of the law FRCP 26 (upon which my Shareholder proposal was based)
   ii. Denigrated me by making fun of how I mispronounced the name of the Secretary of the Corporation, who is a lawyer and could have answered the interim quresiton
   iii. Stopped me and moved to the next question

g. I also believe – but **I have no transcript to prove it** – that another shareholder wanted to ask a question of one of the Shareholder Board of Director nominees, and CEO Sam Palmisano said he'd hold all of those questions to prior to voting, and then later took the vote, without allowing any questions – including that Shareholder and me (also a Shareholder)

6. It should not be up to IBM to decide it is "material" to provide a transcript or not, or for the SEC to defer to IBM on this when the April 2011 St. Louis Annual was open to all Shareholders and IBM banned tape recorders, cell phones, or other video devices, so that IBM would be the sole possessor of that information. That alone is suspicious.

Sincerely yours,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

attached: about 60 pages of documents

Federal Rule of Civil Procedure 45 (c), (d), and (e) (Effective 12/1/07)

(c) Protecting a Person Subject to a Subpoena.

(1) ***Avoiding Undue Burden or Expense; Sanctions.*** A party or attorney responsible for issuing and serving a subpoena must take reasonable steps to avoid imposing undue burden or expense on a person subject to the subpoena. The issuing court must enforce this duty and impose an appropriate sanction — which may include lost earnings and reasonable attorney's fees — on a party or attorney who fails to comply.

(2) ***Command to Produce Materials or Permit Inspection.***

(A) *Appearance Not Required.* A person commanded to produce documents, electronically stored information, or tangible things, or to permit the inspection of premises, need not appear in person at the place of production or inspection unless also commanded to appear for a deposition, hearing, or trial.

(B) *Objections.* A person commanded to produce documents or tangible things or to permit inspection may serve on the party or attorney designated in the subpoena a written objection to inspecting, copying, testing or sampling any or all of the materials or to inspecting the premises — or to producing electronically stored information in the form or forms requested. The objection must be served before the earlier of the time specified for compliance or 14 days after the subpoena is served. If an objection is made, the following rules apply:

(i) At any time, on notice to the commanded person, the serving party may move the issuing court for an order compelling production or inspection.

(ii) These acts may be required only as directed in the order, and the order must protect a person who is neither a party nor a party's officer from significant expense resulting from compliance.

(3) ***Quashing or Modifying a Subpoena.***

(A) *When Required.* On timely motion, the issuing court must quash or modify a subpoena that:

(i) fails to allow a reasonable time to comply;

(ii) requires a person who is neither a party nor a party's officer to travel more than 100 miles from where that person resides, is employed, or regularly transacts business in person — except that, subject to Rule 45(c)(3)(B)(iii), the person may be commanded to attend a trial by traveling from any such place within the state where the trial is held;

(iii) requires disclosure of privileged or other protected matter, if no exception or waiver applies; or

(iv) subjects a person to undue burden.

(B) *When Permitted.* To protect a person subject to or affected by a subpoena, the issuing court may, on motion, quash or modify the subpoena if it requires:

(i) disclosing a trade secret or other confidential research, development, or commercial information;

(ii) disclosing an unretained expert's opinion or information that does not describe specific occurrences in dispute and results from the expert's study that was not requested by a party; or

(iii) a person who is neither a party nor a party's officer to incur substantial expense to travel more than 100 miles to attend trial.

(C) *Specifying Conditions as an Alternative.* In the circumstances described in Rule 45(c)(3)(B), the court may, instead of quashing or modifying a subpoena, order appearance or production under specified conditions if the serving party:

(i) shows a substantial need for the testimony or material that cannot be otherwise met without undue hardship; and

(ii) ensures that the subpoenaed person will be reasonably compensated.

(d) Duties in Responding to a Subpoena.

(1) ***Producing Documents or Electronically Stored Information.*** These procedures apply to producing documents or electronically stored information:

(A) *Documents.* A person responding to a subpoena to produce documents must produce them as they are kept in the ordinary course of business or must organize and label them to correspond to the categories in the demand.

(B) *Form for Producing Electronically Stored Information Not Specified.* If a subpoena does not specify a form for producing electronically stored information, the person responding must produce it in a form or forms in which it is ordinarily maintained or in a reasonably usable form or forms.

(C) *Electronically Stored Information Produced in Only One Form.* The person responding need not produce the same electronically stored information in more than one form.

(D) *Inaccessible Electronically Stored Information.* The person responding need not provide discovery of electronically stored information from sources that the person identifies as not reasonably accessible because of undue burden or cost. On motion to compel discovery or for a protective order, the person responding must show that the information is not reasonably accessible because of undue burden or cost. If that showing is made, the court may nonetheless order discovery from such sources if the requesting party shows good cause, considering the limitations of Rule 26(b)(2)(C). The court may specify conditions for the discovery.

(2) ***Claiming Privilege or Protection.***

(A) *Information Withheld.* A person withholding subpoenaed information under a claim that it is privileged or subject to protection as trial-preparation material must:

(i) expressly make the claim; and

(ii) describe the nature of the withheld documents, communications, or tangible things in a manner that, without revealing information itself privileged or protected, will enable the parties to assess the claim.

(B) *Information Produced.* If information produced in response to a subpoena is subject to a claim of privilege or of protection as trial-preparation material, the person making the claim may notify any party that received the information of the claim and the basis for it. After being notified, a party must promptly return, sequester, or destroy the specified information and any copies it has; must not use or disclose the information until the claim is resolved; must take reasonable steps to retrieve the information if the party disclosed it before being notified; and may promptly present the information to the court under seal for a determination of the claim. The person who produced the information must preserve the information until the claim is resolved.

(e) Contempt. The issuing court may hold in contempt a person who, having been served, fails without adequate excuse to obey the subpoena. A nonparty's failure to obey must be excused if the subpoena purports to require the nonparty to attend or produce at a place outside the limits of Rule 45(c)(3)(A)(ii).

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

PETER LINDNER, Plaintiff, -against- NEWELL, et al., Defendant.	Case No. 11 Civ. 8365 (LAP)

MEMORANDUM OF LAW IN SUPPORT OF INTERNATIONAL BUSINESS MACHINES CORPORATION'S MOTION TO QUASH PETER LINDNER'S SUBPOENA TO PRODUCE DOCUMENTS, INFORMATION, OR OBJECTS OR TO PERMIT INSPECTION OF PREMISES IN A CIVIL ACTION AND TO IMPOSE SANCTIONS

Non-party International Business Machines Corporation ("IBM") respectfully submits the following memorandum of law in support of its motion to quash the subpoena to produce documents, information, or objects or to permit inspection of premises in a civil action served by plaintiff Peter Lindner (the "Subpoena") and to impose sanctions on Lindner. The Subpoena is dated December 22, 2011 and purports to require responsive materials to be produced by December 27, 2011.

Preliminary Statement

Lindner is a disgruntled former IBM employee who has been engaged in a longstanding campaign of harassment directed at IBM through (among other things) frivolous litigation, shareholder demands and complaints to the Securities and Exchange Commission ("SEC"). He has already been cited by Judge Richard S. Sullivan of this Court for "repeated and ongoing abuse of the litigation process" and his abusive conduct continues unabated. The underlying lawsuit here asserts claims for a supposed "assault" by Court personnel that occurred in connection with Lindner's prior lawsuit against IBM. Even if those claims had merit, the Subpoena at issue here has nothing to do with them.

Rather, the Subpoena—which was dated and served on December 22 and purported to require compliance five days (including a Federal holiday) later on December 27—seeks a DVD and transcript of an IBM shareholders' meeting plus a sworn certification by the Chief Executive Officer of IBM (Sam Palmisano) as to the accuracy of the transcript. Lindner attended the meeting and attempted to use it to air his perceived grievances against IBM and, since that time, has inundated both IBM and the SEC with letters, emails and telephone calls containing various complaints and requests relating to the meeting.

Because the Subpoena seeks materials that are entirely irrelevant to the underlying lawsuit and was served for purposes of harassment, it should be quashed and appropriate sanctions (including attorneys' fees) should be imposed.

Factual Background

On November 17, Lindner filed the underlying *pro se* action against several Court Security Officers, United States Marshals and the U.S. Attorney for the Southern District of New York alleging that Lindner "was assaulted by CSO Newel" and that "this was covered up by the US Marshal in concert with the CSO and their employer". (Compl. at 5, III.C.) As relief, Lindner requests, *inter alia*, that "each of the Defendants . . . pay $100,000 for their part in the conspiracy", that the "CSO's who acted in concert to cover up [the alleged assault] . . . be sanctioned for $1 millions [sic] dollars each" and that "a permanent injunction" be issued "that each such complaint be taken seriously, and reported via a list to a special prosecutor". (*Id.* at 6, V.) Although Lindner has not yet paid the requisite court filing fee or moved to proceed *in forma pauperis*, Judge Preska has temporarily exercised jurisdiction over this matter. (*See* 12/7/11 Order.)

According to Lindner's complaint, the alleged assault occurred during proceedings concerning a prior legal dispute between Lindner and IBM. *See* Compl. at 5, II.B. Lindner was employed by IBM from March 1999 until August 2003, when he was terminated for cause. *See Lindner v. IBM*, No. 06 Civ. 4715, 2010 WL 308725, at *1 (S.D.N.Y. Jan. 21, 2010). Several years later, Lindner filed a civil action against IBM and two of its employees alleging that defendants had violated Title VII, the New York State Human Rights Law and the New York City Human Rights Law by telling two prospective employers, in alleged retaliation for Lindner engaging in protected conduct, that Lindner was unqualified. *See* Second Am. Compl. at 1, *Lindner v. IBM*, No. 06 Civ. 4715 (S.D.N.Y. July 15, 2008). Judge Sullivan granted summary judgment for defendants and closed the case. *See Lindner*, 2010 WL 308725. The Second Circuit denied Lindner's motion for leave to proceed *in forma pauperis* and dismissed his appeal because it "lack[ed] an arguable basis in law or fact". Order at 1, *Lindner v. IBM*, No. 10 Civ. 653 (2d Cir. Sept. 2, 2010).

Throughout those proceedings, Lindner used the litigation to seek "relief . . . collateral to [that] case", including filing seven motions to sanction defense counsel that were all denied by the Court. Order at 1, *Lindner v. IBM*, No. 06 Civ. 4715 (S.D.N.Y. Sept. 18, 2009). Accordingly, in light of Lindner's "repeated and ongoing abuse of the litigation process", Judge Sullivan ordered that Lindner "make no motions and . . . submit no documents to the Pro Se Office without first obtaining written permission from this Court" and that all communications "shall not exceed 200 words".

Id. at 1-2. Despite these admonishments, Lindner continued a pattern of harassment, comparing Judge Sullivan "to 'disgraced President Nixon' and the Nazi collaborators of Vichy France" and sending a letter to the Pro Se office "suggesting that [Judge Sullivan] should be impeached for being corrupt and for receiving bribes from Defendant IBM". Order at 1, *Lindner v. IBM*, No. 06 Civ. 4715 (S.D.N.Y. Oct. 7, 2009). Judge Sullivan ordered Lindner to show cause why he should not be sanctioned for these actions. *Id.* Although Judge Sullivan ultimately determined not to sanction Lindner "[i]n light of the fact that the merits of [the] case" were resolved on summary judgment, *Lindner*, 2010 WL 308725, at *5, Judge Sullivan noted again that Lindner's only submissions in opposition to defendants' motion were three documents that "were largely tangential to the merits of the case . . . , focusing instead on [Lindner's] several complaints about the conduct of both the Court and Defendants during the course of this litigation". *Id.* at *2. And the papers already filed by Lindner in this action reveal that he intends to rehash these complaints here. Lindner has attached to the Complaint an affidavit referencing Judge Sullivan's Order to Show Cause, Aff. to Compl. ¶ 40, and suggesting that Judge Sullivan may have dismissed Lindner's claims "at IBM's bidding", *id.* ¶ 53.

In addition to pursuing frivolous litigation, Lindner has attempted to use shareholder proposals, attendance at IBM shareholder meetings and complaints directed to the SEC (plus dozens of related emails, letters and phone calls) to further air his perceived grievances. It would be unduly burdensome to catalog all of this activity but we do refer the Court to the December 13, 2011, letter from IBM to the SEC dealing with Lindner's most recent attempt to put forward a shareholder proposal; this letter describes much of the relevant history. (*See* Decl. of Peter T. Barbur ("Barbur Decl.") Ex. S.)

Perhaps most pertinently, Lindner attempted to submit a shareholder proposal in connection with the 2011 IBM annual shareholders' meeting that related to the preservation and production of electronically stored information.[1] (*See id.* at 2-3.) Lindner also attended that meeting in April 2011 in St. Louis and raised related concerns as part of the public question and answer process. (*See id.* at 3; Barbur Decl. Exs. A-B.) Since that time, Lindner has repeatedly sought to obtain information from IBM—including a certified transcript of the proceedings—relating to the April shareholders' meeting. He has emailed the SEC and IBM's outside counsel on numerous occasions (*see, e.g.*, Barbur Decl. Exs. A-E, G, J, & L-O), placed several harassing calls to outside counsel (*see, e.g.*, Barbur Decl. Exs. H-I), and continued to contact IBM employees despite IBM's request that Lindner direct all communications to outside counsel (*see, e.g.*, Barbur Decl. Exs. F & K).

The Subpoena served by Lindner on December 22, 2011 in this action demands that IBM produce the same materials—"[an] unedited DVD of April 2011 IBM Shareholders' Meeting" and "sworn as true by CEO Sam Palmisano the transcript of the entire, unedited meeting"—that Lindner has been seeking to obtain by other means (and that indeed are the subject of Lindner's most recent shareholder proposal sent to IBM in December of this year). (*See* Barbur Decl. Ex. P.) Lindner has confirmed by email and phone that the Subpoena is a continuation of his past efforts. On December 22, 2011, he left a message for Andrew Bonzani, an IBM employee, during which he stated,

[1] Lindner already raised the same electronic discovery issues when he filed a motion to compel additional discovery responses in *Lindner v. IBM*, No. 06 Civ. 4751. Magistrate Judge Easton denied that motion, *see* Order at ¶¶ 10-13, *Lindner v. IBM*, No. 06 Civ. 4751 (S.D.N.Y. July 23, 2009), and Judge Sullivan affirmed the Magistrate's Order, *see* Order at 2, *Lindner v. IBM*, No. 06 Civ. 4751 (S.D.N.Y. Aug. 4, 2009).

"[Providing the subpoenaed materials] will allow us to check whether [Mr. Palmisano] misled shareholders and [uh] I have been asking for that since May, I've tried to ask you politely, I've tried to ask by the SEC, hopefully you'll obey a subpoena". (Barbur Decl. Ex. Q.) And, on December 23, 2011, after serving the subpoena, Lindner emailed the SEC, IBM employees and outside counsel, stating that Lindner had served an "SDNY Subpoena . . . for the IBM April 2011 Shareholder Meeting in St. Louis, MO on DVD with a signed transcript sworn by CEO Sam Palmisano" and that he had been "ask[ing] in writing for [these materials] for a half year". (Barbur Decl. Ex. R.) The Subpoena purports to require that these materials to be produced by December 27, 2011. (*See* Barbur Decl. Ex. P.)

Argument

Under Federal Rule of Civil Procedure 45(c)(3)(A), "the issuing court must quash or modify a subpoena that . . . subjects a person to undue burden". "Whether a subpoena imposes an undue burden depends upon such factors as relevance, the need of the party for the documents, the breadth of the document request, the time period covered by it, the particularity with which the documents are described and the burden imposed". *Sanofi-Synthelabo v. Apotex Inc.*, No. 02 Civ. 2255, 2009 WL 5247497, at *3 (S.D.N.Y. Dec. 30, 2009) (citing *Griffith v. U.S.*, No. M8-85, 2007 WL 1222586, at *2 (S.D.N.Y. Apr. 25, 2007)). When discovery sought is entirely irrelevant to the merits of the underlying action, however, there is no need to inquire into the other factors and the subpoena should be quashed. *See* Fed. R. Civ. Pro. 26(b)(1) (limiting discovery to "any nonprivileged matter that is relevant to any party's claim or defense"); *Kirschner v. Klemons*, No. 99 Civ. 4828, 2005 WL 1214330, at *2 (S.D.N.Y. May 19, 2005) ("A subpoena that pursues material with little apparent or likely relevance to the subject matter . . . is likely to be quashed as unreasonable even where the burden of compliance would not be onerous." (internal quotation marks and citation omitted)); *Sanofi-Synthelabo*, 2009 WL 5247497, at *3; *Mayes v. Local 106, Int'l Union of Operating Eng'rs*, No. 86 Civ. 41, 1992 WL 335964, at *3-5 (N.D.N.Y. Nov. 12, 1992); *cf. Tottenham v. Trans World Gaming Corp.*, No. 00 Civ. 7647, 2002 WL 1967023, at *2 (S.D.N.Y. June 21, 2002) ("Discovery . . . is meant to allow the parties to flesh out allegations for which they initially have at least a modicum of objective support. . . . Discovery requests cannot be based on pure speculation or conjecture.").

Because Lindner is seeking materials that are entirely irrelevant to the subject matter of the underlying action, the subpoena must be quashed. This is a civil action alleging assault by several court employees in a federal courthouse in New York. IBM is not a party to this suit. The demanded materials relate to an IBM shareholders' meeting in St. Louis, Missouri and more tangentially to an employment discrimination action that was dismissed almost two years ago. The transcript and DVD of this shareholders' meeting are not only entirely irrelevant to the merits of this case but have plainly been requested for the improper purpose of continuing Lindner's campaign of harassment directed at IBM. Notably, in a recent voicemail left for an IBM lawyer, Lindner stated that he is seeking these materials because they "will allow us to check whether [IBM's CEO] misled shareholders". (Barbur Decl. Ex. Q.) Likewise, in an attachment to the Subpoena, Lindner asserts that this information should be produced "in the spirit of the SEC laws of the 1930's". (Barbur Decl. Ex. P.) Lindner has also contacted the SEC, which he says is "stonewalling" him, in connection with his request for these materials (including with respect to the Subpoena served on December 22).

(*Id.*) The SEC has not requested that IBM produce these materials and Lindner should not be permitted to abuse this Court's subpoena power in order to secure them.[2]

Moreover, even if these materials were relevant to the underlying action, in New York, where IBM is incorporated, in order to review corporate books and records, a shareholder must plead and prove that he is acting in good faith, that the inspection is desired for a proper purpose and that he has complied with all statutory prerequisites for gaining such access. *See Crane Co. v. Anaconda Co.*, 39 N.Y.2d 14, 18-20 (N.Y. 1976); *Dwyer v. DiNardo & Metschl, P.C.*, 838 N.Y.S.2d 745, 746-47 (N.Y. App. Div. 2007); N.Y. Bus. Corp. Law § 624. Lindner plainly has not done so in this case.

Federal Rule of Civil Procedure 45(c)(1) additionally imposes a duty on a party serving a subpoena to "take reasonable steps to avoid imposing undue burden or expense on a person subject to the subpoena" and authorizes courts to "impose an appropriate sanction which may include lost earnings and reasonable attorneys' fees on a party or attorney who fails to comply". *See also Molefi v. Oppenheimer Trust*, No. 03 Civ. 5631, 2007 WL 538547, at *2 (E.D.N.Y. Feb. 15, 2007) (imposing sanctions and awarding attorney's fees under Rule 45, and noting that Rule 45's "sanctions provision was intended primarily to protect a 'non-party witness as a result of a misuse of the subpoena'" (quoting Fed. R. Civ. P. 45(c)(1) Advisory Committee Note (1991)) (italics

[2] Lindner has also failed to pay the requisite filing fee or apply to proceed *in forma pauperis*. (*See* 12/7/11 Order.) The Court informed Lindner of this deficiency on December 7, 2011 and that the action would be dismissed if this action was not completed within thirty (30) days (*see id.* (citing 28 U.S.C. §§ 1915)), and there is no indication that Lindner has complied with this Order. Accordingly, a summons has not issued and the matter will be reassigned to a new judge if and when the filing fee is paid. (*Id.*) Until this action is taken, it is premature for Lindner to use this Court's subpoena power in any capacity, let alone in the frivolous manner Lindner is attempting here.

omitted)). "[A] Court determining whether sanctions are appropriate under Rule 45(c)(1) should examine whether the subpoena served an improper purpose and whether it was unduly burdensome". *Kenney, Becker LLP v. Kenney*, No. 06 Civ. 2975, 2008 WL 681452, at *2 (S.D.N.Y. Mar. 10, 2008) (collecting cases). Typically, if a subpoena is served for an improper purpose, however, almost anything done in response to that subpoena or to defend against it, including filing a motion to quash, is considered unduly burdensome. *See Molefi*, 2007 WL 538547, at *3 ("'When a subpoena should not have been issued, literally everything done in response to it constitutes undue burden or expense within the meaning of Civil Rule 45(c)(1).'" (quoting *Builders Ass'n of Greater Chicago v. City of Chicago*, No. 96 Civ. 1122, 2002 WL 1008455, at *4 (N.D. Ill. May 13, 2002))). "The Court also has the 'inherent' power to impose attorney's fees 'when a party has acted in bad faith, vexatiously, wantonly, or for oppressive reasons . . . [or] if a court finds that a fraud has been practiced upon it'". *Kenney*, 2008 WL 681452, at *2 (quoting *Chambers v. NASCO, Inc.*, 501 U.S. 32, 45-46 (1991)).

Lindner, as discussed, has indicated that his real purpose in seeking the subpoenaed material is to gather support for alleged securities violations by IBM that are entirely unrelated to the underlying subject matter of this lawsuit and clearly not discoverable. *See Molefi*, 2007 WL 538547, at *4 (imposing sanctions because the subpoena was retaliatory); *Kenney*, 2008 WL 681452, at *3 (imposing sanctions because the subpoena sought documents that had already been deemed nondiscoverable); *American Int'l Life Ins. Co. of New York v. Vasquez*, No. 02 Civ. 241, 2003 WL 548736, at *3 (S.D.N.Y. Feb. 25, 2003) (imposing sanctions because subpoena sought material that was clearly privileged). Moreover, Lindner has a history of burdening IBM with baseless motions and of using the federal court system to seek collateral relief. *See Kenney*, 2008 WL 681452, at *3 (taking into account plaintiff's history of "vexatious conduct" in imposing sanctions). Although Judge Sullivan admonished Lindner for this behavior in a prior case, the service of this subpoena demonstrates that Lindner has not been discouraged by those admonishments. IBM should not be required to continue investing time and resources to respond to Lindner's frivolous demands and Lindner should receive a clear message that the federal court system is not an appropriate forum to settle personal vendettas. Accordingly, we respectfully request that the Court impose sanctions, including reasonable attorneys' fees, on Lindner.

Conclusion

For the reasons set forth above, non-party IBM respectfully requests that the Subpoena be quashed and Lindner be required to pay the costs of this motion, including reasonable attorneys' fees.

December 27, 2011

CRAVATH, SWAINE & MOORE LLP

by /s/ Peter T. Barbur

Peter T. Barbur
PBarbur@Cravath.com
Member of the Firm

Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

Attorneys for Non-Party International Business Machines Corporation.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

PETER LINDNER,

Plaintiff,

-against-

COURT SECURITY OFFICER (CSO) NEWELL; CSO MUSCHITELLO; CSO JOHN DOE #1; CSO JOHN DOE #2; 2ND CIRCUIT COURT OF APPEALS CLERK MARGARET LAIN; ASSISTANT US MARSHALL (USM) JAMES HOWARD; USM BRIAN MURPHY; USM BETTY ANN PASCARELLA; WITNESS SECURITY S. JONES; CONGRESSIONAL AFFAIRS CHIEF D. DISRUD; USM JOSEPH R. GUCCIONE; US ATTORNEY FOR THE SDNY PREER BHARARA; AND THE FIRM THAT SUBCONTRACTED THE CSO'S TO THE US MARSHAL AT SDNY,

Defendants.

ORDER

11 Civ. 8365 (LAP)

LORETTA A. PRESKA, Chief United States District Judge:

Plaintiff, brings this *pro se* action, alleging that he was assaulted by Court Security Officer Newell and that the matter has been covered up by the United States Marshal in concert with Court Security Officers and their employer. Plaintiff sues several Court Security Officers, members of the United States Marshal's Office, a Deputy Clerk of the United States Court of Appeals for the Second Circuit and the United States Attorney for the Southern District of New York. The Court grants Plaintiff's request to proceed *in forma pauperis*. The Court further grants non-party Movant International Business Machine Corporation's ("IBM") Motion to Quash Plaintiff's subpoena, declines to sanction Plaintiff and denies Plaintiff's Motion to Show Cause and Informal Request for a list of Defendant's attorneys and preservation of records. The Court also dismisses Defendant Deputy Clerk Margaret Lain and United States Attorney Preet Bharara from this action.

ORDER MAILED BY PRO SE OFFICE ON 2/15/12

STANDARD OF REVIEW

The Court has the authority to screen *sua sponte* an *in forma pauperis* complaint at any time and must dismiss the complaint, or portion thereof, that states a frivolous or malicious claim, fails to state a claim upon which relief may be granted, or seeks monetary relief from a defendant who is immune from such relief. 28 U.S.C. § 1915(e)(2)(B); see Livingston v. Adirondack Beverage Co., 141 F.3d 434, 437 (2d Cir. 1998). While the law authorizes dismissal on any of these grounds, district courts "remain obligated to construe a *pro se* complaint liberally." Harris v. Mills, 572 F.3d 66, 72 (2d Cir. 2009). Thus, *pro se* complaints should be read with "special solicitude" and should be interpreted to raise the "strongest [claims] that they suggest." Triestman v. Fed. Bureau of Prisons, 470 F.3d 471, 474-75 (2d Cir. 2006) (citations omitted).

BACKGROUND

A. Plaintiff's Complaint

Plaintiff alleges that in August 2010, he was assaulted by Court Security Officer ("CSO") Newell when he came to the courthouse for proceedings at the Second Circuit Court of Appeals in his appeal of his employment discrimination case, Lindner v. IBM, No. 06 Civ. 4715 (S.D.N.Y. Jan. 21, 2010). Plaintiff alleges that CSO Newell attempted to intimidate him, physically touched him and then tried to coverup the incident by lying about it. Plaintiff also alleges a conspiracy to coverup the alleged assault by officials in the United States Marshal's Office, several CSOs and their employer. He alleges that the United States Marshal's Investigator failed to conduct a proper investigation and to safeguard videotapes of evidence. Plaintiff also alleges that the Clerk's Office failed to "secure [a] peaceful passage" for him and that the United States Attorney failed to respond to his telephone calls and accept his evidence, requiring him to hire an attorney although he was unemployed at the time. He also alleges that Defendants may have tampered with a witness in violation of a criminal statute, 18 U.S.C. § 1512, and that Defendants have conspired to violate his civil rights as a gay man and have retaliated and discriminated against him in violation of the Older Workers Benefit Protection Act, 29 U.S.C. § 623 (f). Plaintiff seeks monetary damages and injunctive relief.

B. Plaintiff's Subpoena on IBM

After filing the Complaint, Plaintiff served on IBM a subpoena dated December 22, 2011, to produce documents, information or objects or to permit inspection of premises in a civil action. On December 27, 2011, IBM moved to quash the subpoena on the ground that it is unduly burdensome because it sought materials that were irrelevant to the underlying lawsuit and was served for the purpose of harassment. IBM also seeks imposition of sanctions against Plaintiff, including attorneys' fees. On December 27, 2011, in an apparent response to IBM's failure to produce the information requested in the subpoena, Plaintiff filed a "Motion to Show Cause Why IBM Should Not Be Held In Contempt of Court." On December 28, 2011, in response to IBM's Motion to Quash, Plaintiff filed a Reply to the Motion to Quash stating that the Motion to Quash the subpoena was without merit since the request was not burdensome to the company.

C. Plaintiff's Request for Attorneys' Name and Preservation of Records

On December 28, 2011, Plaintiff also filed with the Court a document entitled "Informal Request As to Representation By Lawyer, Demand For Records Preservation and Objectives of Lawsuit." In the request, addressed to Joseph Guccione, the United States Marshal for the Southern District of New York, and his fellow Defendants, Plaintiff asks for a list of lawyers who would be representing the Defendants and preservation of all evidence relating to his claims.

DISCUSSION

A. Motion to Quash

Under Rule 26(b) of the Federal Rules of Civil Procedure parties in a civil action are allowed to obtain relevant, non-privileged matter from both parties and non-parties. Rule 45 outlines the procedures by which a party may issue a subpoena seeking discovery from a non-party. The Federal Rules also provide protection for non-parties from whom discovery is sought. Rule 45(c)(3)(A)(iv) permits a court to quash or modify a subpoena where it "subjects a person to undue burden." It is within the Court's discretion to determine whether production would be unduly burdensome. Jones v. Hirschfield, 219 F.R.D. 71, 74-75 (S.D.N.Y. 2003). In determining whether a subpoena imposes an undue burden, the Court must consider "such factors as relevance, the need of the party for the documents, the breadth of the document request, the time period covered by it, the particularity with which the documents are described and the burden imposed." Griffith v. United States, No. M8-85 (JFK), 2007 WL 1222586, at 82 (S.D.N.Y. Apr. 25, 2007) (citation omitted). A subpoena seeking materials "with little apparent or unlikely relevance to the subject matter" of the underlying lawsuit "is likely to be quashed as unreasonable even where the burden of compliance would not be onerous." Kirschner v. Klemons, No. 99 Civ. 4828 (RCC), 2005 WL 1214330, at * 2 (S.D.N.Y. May 19, 2005).

Non-party IBM moves to quash the subpoena on the basis that Plaintiff is seeking materials that are irrelevant to the subject matter of this action. Plaintiff alleges that he was assaulted by a CSO in this action, yet seeks to compel IBM to produce materials related to its shareholder's meeting and Plaintiff's employment discrimination action, Lindner v. IBM, No. 06 Civ. 4715 (S.D.N.Y. Jan. 21, 2010). The Court agrees with IBM that the information requested by Plaintiff are materials with little apparent or likely relevance to the subject matter of this action. Because Plaintiff's requests to IBM are not pertinent to his underlying assault claim, the Court finds that production of the information would subject IBM to an undue burden under Rule 45(c)(3)(A)(iv). Movant IBM's Motion to Quash is granted, and Plaintiff's Motion for an Order to Show Cause is denied. The Court declines, however, to sanction Plaintiff as requested by IBM.

B. Claims under Bivens and the FTCA

Plaintiff's allegations of assault and violation of his civil rights may be read liberally as tort claims under the Federal Tort Claims Act ("FTCA"),[1] 28 U.S.C. § 2671 et seq., and as an action under Bivens v. Six Unknown Named Agents of Federal Bureau of Narcotics, 403 U.S. 388 (1971),[2] alleging that persons acting under color of federal law violated his civil or constitutional rights. Plaintiff's claims against Deputy Clerk Margaret Lain and United States Attorney Preet Bharara are construed as claims under Bivens and must be dismissed. 1987).

1. Claims Against Deputy Clerk Margaret Lain

Plaintiff does not allege facts suggesting that Deputy Clerk Margaret Lain violated his rights. As a prerequisite to a damage award in a Bivens action, a plaintiff must allege the defendants' direct or personal involvement in the alleged constitutional deprivation, see Wright v. Smith, 21 F.3d 496, 501 (2d Cir. 1994); Moffitt v. Town of Brookfield, 950 F.2d 880, 885 (2d Cir. 1991), or that they had actual or constructive notice of the deprivation, see Glendora v. Pinkerton Sec. & Detective Servs., 25 F. Supp.2d 447, 453 (S.D.N.Y. 1998) (personal involvement element required in 42 U.S.C. § 1983 claims applicable to Bivens actions). Liability for damages in a Bivens action may not be based on the *respondeat superior* or vicarious liability doctrines. Id.; see Monell v. Dep't of Social Servs., 436 U.S. 658, 691 (1978). Although Plaintiff alleges that the Clerk's Office had a responsibility to provide him safe passage, he fails to allege Defendant Lain's direct involvement with, knowledge of, or

---

[1] While the FTCA contains a general exception for assault and battery, it states that "with regard to acts or omissions of investigative or law enforcement officers in the United States Government, the provisions of this chapter and section 1346(b) of this title shall apply to any claim arising . . . out of assault [or] battery. 29 U.S.C. § 2680(h).

[2] Federal courts have analogized Bivens claims to ones brought under the civil rights law, 42 U.S.C. § 1983, which require a showing that defendants acted under color of state law to deprive a plaintiff of a right created by the United States Constitution or certain federal statutes. See Chin v. Bowen, 833 F.2d 21, 24 (2d Cir. N.Y. 1987). Thus, the case law addressing issues brought under § 1983 may be used to address issues raised in Bivens cases. Butz v. Economou, 438 U.S. 478, 498-99 (1978); Tavarez v. Reno, 54 F.3d 109, 110 (2d Cir. 1995) (per curiam).

responsibility for any constitutional deprivations. Plaintiff's claim against Defendant Lain must be dismissed for failure to state a claim on which relief may be granted. See 28 U.S.C. § 1915(e)(2)(B)(ii).

2. Claims Against United States Attorney Preet Bharara

Plaintiff's claims that United States Attorney Preet Bharara failed to take action on his grievances must also be dismissed. A prosecutor's decision not to initiate an investigation or prosecution is protected by absolute immunity. Schloss v. Bouse, 876 F.2d 287, 290 (2d Cir. 1989); see also Doe v. Phillips, 81 F.3d 1204, 1209 (2d Cir. 1996); Ying Jing Gan v. City of New York, 996 F.2d 522, 530 (2d Cir. 1993) (absolute immunity for "prosecutor's decisions with regard to whether or not to institute a prosecution"). The Supreme Court has emphasized that prosecutors operate entirely free from scrutiny "both in deciding which suits to bring and in conducting them in court." Imbler v. Pachtman, 424 U.S. 409, 424 (1976). Thus, United States Attorney Bharara's failure to respond to Plaintiff's telephone calls or accept his evidence about the alleged assault is protected by absolute immunity, and Plaintiff's claims must be dismissed. See 28 U.S.C. § 1915(e)(2)(B)(iii).

3. Violations of Criminal Statutes

Insofar as Plaintiff seeks to assert that Defendants violated the provisions of 18 U.S.C. § 1512 prohibiting tampering with a witness, his claims must also be dismissed. A claim premised on violation of criminal statutes is an allegation of a criminal offense, not a basis for civil liability. A private citizen cannot prosecute criminal actions in federal court. See Connecticut Action Now, Inc. v. Roberts Plating Co., 457 F.2d 81, 86-87 (2d Cir. 1972); United States ex rel. Farmer v. Kaufman, 750 F. Supp. 106, 108 (S.D.N.Y. 1990); see also Dugar v. Coughlin, 613 F. Supp. 849, 852 n.1 (S.D.N.Y. 1985) (plaintiff cannot use federal criminal statutes as a predicate for a civil rights action); 28 U.S.C. § 547(1).

C. Older Workers Benefit Protection Act

Plaintiff also asserts that Defendants have discriminated and retaliated against him in violation of the Older Workers Benefit Protection Act ("OWBPA"), 29 U.S.C. § 623(f). In 1990, Congress enacted the OWBPA to ensure that older workers were not coerced or manipulated into waiving their rights under the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq. See Oubre v. Entergy Operations, Inc., 522 U.S. 422, 427 (1998). Because Plaintiff was not employed by Defendants and the Complaint does not allege facts implicating his rights under the ADEA, it is clear that Plaintiff cannot pursue a cause of action under the OWBPA. Plaintiff's claims of discrimination and retaliation under the OWBPA are dismissed for failure to state a claim on which relief may be granted. See 28 U.S.C. § 1915(e)(2)(B) (ii).

D. Informal Discovery Request

Plaintiff's informal request for a list of attorneys who will be representing Defendants and demand for preservation of records is also denied. Rule 26(d)(1) of the Federal Rules of Civil Procedure provides that "[a] party may not seek discovery from any source before the parties have conferred as required by Rule 26(f), except in a proceeding exempted from initial disclosure under Rule 26(a)(1)(B), or when authorized by these rules, by stipulation, or by court order." Plaintiff filed this action without payment of the filing fee or a Request to Proceed *In Forma Pauperis* ("IFP application"). By Order dated December 7, 2011, the Court directed Plaintiff Rivers to pay the $350.00 filing fee or, in the alternative, to submit a completed IFP within thirty (30) days. See 28 U.S.C. § 1915(a)(2), (b). Plaintiff submitted an IFP application to the Court on December 22, 2011. Given that Plaintiff had not been granted *in forma pauperis* status and a summons has not been issued in this case to notify Defendants of this action, it was premature for Plaintiff to submit discovery requests to Defendants. Therefore, Plaintiff's informal request for information from Defendants and for preservation of records is denied without prejudice. Plaintiff may later resubmit his request to Defendants in accordance with Rule 26(d)(1).

CONCLUSION

The Court grants Plaintiff's requests to proceed *in forma pauperis* but dismisses Plaintiff's claims against Defendants Deputy Clerk Margaret Lain and United States Attorney Preet Bharara. See 28 U.S.C. § 1915(e)(2)(B) (ii), (iii). The Court also dismisses Plaintiff's claims concerning violation of criminal statutes and under the Older Workers Benefit Protection Act. The Court grants non-party Movant IBM's Motion to Quash the subpoena and denies Plaintiff's Motion for an Order to Show Cause and Informal Request for list of attorneys and preservation of records. The Court further directs the Clerk of Court to reassign this case to a district judge in accordance with the procedures of the Clerk's office.

The Court certifies, pursuant to 28 U.S.C. § 1915(a)(3), that any appeal from this Order would not be taken in good faith, and therefore *in forma pauperis* status is denied for the purpose of an appeal. See Coppedge v. United States, 369 U.S. 438, 444-45 (1962).

SO ORDERED:

Loretta A. Preska

LORETTA A. PRESKA
Chief United States District Judge

Dated: FEB 15 2012
New York, New York